SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of July 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

'INTERIM RESULTS'



Embargo: 7.05am Wednesday 27th July 2005


                      PRUDENTIAL PLC 2005 INTERIM RESULTS

- New business APE of GBP1,129 million, up 34% on first half 2004

- New business achieved profit of GBP413 million, up 37%, with Group margin of 37% (HY2004: 36%)

- Total achieved profit from continuing operations of GBP834 million, up 31% on first half 2004

- Total statutory profit from continuing operations of GBP469 million, up 25% on first half 2004

- Achieved profit shareholders' funds of GBP9.3 billion (end 2004: GBP8.8 billion)

- Interim dividend of 5.3 pence per share (HY2004: 5.19 pence per share)



Commenting, Mark Tucker, Group Chief Executive said:

"These results demonstrate the Group is performing well. We have delivered double-digit sales growth in all our markets, while maintaining margins at a Group level. We are taking advantage of our strong presence across the diverse markets in which we operate.

"My priority is to maintain our focus on delivery of superior performance, enhancement of earnings and capital efficiency in order to make the most of these opportunities.

"As you would expect, I am actively reviewing longer-term trends and opportunities in order to anticipate the changing needs of our customers. This attention to the longer-term will help ensure that the actions we take today lay the foundations for an even stronger position for Prudential in the future. I will talk more about our evolving thinking with our third quarter new business figures in October.

"We face a number of challenges, but we remain confident of achieving the growth and return targets we have set out across each of our businesses and we are optimistic about prospects in the longer-term."


Operational highlights:

Prudential's UK and Europe insurance operations are making good progress with sales of GBP541 million on an APE basis, 50% ahead of last year, including the Phoenix Life & Pensions Limited transaction, which increased APE sales by GBP145 million in the period. Excluding this transaction, sales growth was 10% compared to an estimated market growth of 2-3%; and the primary drivers of growth were strong sales of unit-linked bonds (up 100%), individual annuities (up 12%) and bulk annuities (up 67%). The internal rate of return on new business written in the first half was 13%, moving towards our target of 14% by the end of 2007. New business margin was 30%, although some reduction from the 2004 year-end level is still expected for the full year 2005 due to changing product mix as Prudential UK builds its shareholder-backed business.

In the US, sales increased by 18% on an APE basis with margins improving to 37% (HY 2004:34%) as a result of improved profitability from both variable annuities and Guaranteed Investment Contracts (GICs). The acquisition of Life of Georgia was completed in May and the integration of that business remains on track to be completed by the end of 2005. Jackson is a low-cost high quality operator that has shown an ability to innovate in the US market and deliver cash back to the Group.

In Asia, sales growth in the first half of the year was 26% on an APE basis, with particularly strong growth in Korea, India, Indonesia, Malaysia and China. The new business margin was lower at 49% (full year 2004: 54%) primarily due to a combination of changes in country and product mix. In July we announced our 9th and 10th licences in China, further strengthening our presence in this exciting market. Trading conditions in Japan remain tough and we have taken the decision to impair goodwill in our life insurance business by GBP95 million in these results.

M&G enjoyed a strong start to the year with net investment in-flows of GBP1.7 billion and growth in underlying profit of 15% to GBP68 million. Total profit for the period was GBP83 million.

Egg's first half profit from the core UK business was GBP13 million after charging GBP10 million for restructuring costs. We remain focused on optimising the performance of the Egg business and the value of the Group's investment for Prudential's shareholders.

We continue to look to improve capital efficiency and earlier in July we took advantage of good market conditions in the US retail market to raise $300 million of perpetual subordinated capital securities, which will qualify as Group regulatory capital. The primary use of the proceeds will be to re-finance our outstanding non-qualifying GBP150 million bond maturing in 2007.

                                    - ENDS -

Enquiries:

Media                                     Investors / analysts

Jon Bunn                  020 7548 3559   James Matthews         020 7548 3561
William Baldwin-Charles   020 7548 3719   Marina Novis           020 7548 3511
Joanne Davidson           020 7548 3708


Notes to Editors

1. The comparative International Financial Reporting Standards results are prepared on a "proforma" basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group's insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

Achieved profits basis results have been restated for the consequential impact of the adoption of International Financial Reporting Standards at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

The 2004 interim dividend per share has been restated to reflect the bonus element of the October 2004 rights issue.

Period on period percentage increases are stated on a constant exchange rate basis.

2. There will be a conference call today for wire services at 7.45am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: 0800 358 2705. Passcode: 155439#.

3. A presentation to analysts will take place at 9.30am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk.

4. There will be a conference call for investors and analysts at 2.30pm (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK +44 (0)20 8609 0205 and from the US +1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 129574.

5. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

6. An interview with Mark Tucker, Group Chief Executive, (in video/audio/ text) will be available on www.cantos.comand www.prudential.co.ukfrom 7.05am on 27th July 2005.

7. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8. New business achieved profits represent the present value of the future cash flows we expect to receive from new business written in the year, less the costs of acquiring that new business and the cost of holding the capital required to back it.

9. Total number of Prudential plc shares in issue as at 30th June 2005 was 2,383,761,711.

10.   Financial Calendar 2005:

Ex-dividend date                          Wednesday 17 August 2005
Record date                               Friday 19 August 2005
Q3 new business figures                   Wednesday 26 October 2005
Payment of interim dividend               Friday 28 October 2005

11. In addition to the financial  statements  provided with this press  release,
additional   financial  schedules  are  available  on  the  Group's  website  at
www.prudential.co.uk

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, (as at 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


BUSINESS REVIEW

GROUP

Results Highlights


                        Half Year    Half Year              Half Year
                                           CER    Change          RER    Change
                             2005         2004                   2004
                             GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
Annual premium              1,129          844        34%         849        33%
equivalent (APE)
sales
Net Investment Flows        2,539          792       221%         777       227%
New Business Achieved         413          302        37%         305        35%
Profit (NBAP)
NBAP Margin                    37%          36%                    36%
Total Achieved profits        834          638        31%         638        31%
basis operating profit* -
Total International           469          374        25%         375        25%
Financial Reporting
Standards (IFRS)
operating profit *+
Achieved profits basis        9.3          7.2        29%         7.2        29%
shareholders funds
(GBPbn) -
IFRS shareholders             5.0          3.4        47%         3.4        47%
funds (GBPbn) +
--------------------------------------------------------------------------------


* Continuing operations - excluding Jackson Federal Bank (JFB) and Egg's France and Funds Direct businesses.

+ The comparative IFRS results shown above are prepared on a 'proforma' basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

- Achieved profits basis results have been restated for the consequential impact of the adoption of IFRS at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns as disclosed on 2 June 2005.

In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated.

The Group has had a good first half as illustrated by growth in all the key performance measures shown above. This is the result of strong contributions across all regions.

Growth in APE sales and aggregate new business achieved profit (NBAP) margin of 37 per cent led the Group to achieve NBAP growth of 37 per cent. This, together with growth from the fund management operations and the increase in profits from the in-force insurance business, driven primarily by the US, led to an increase of 31 per cent over the first half of 2004 in achieved profits basis operating profits. The in-force achieved profit for the half year includes a GBP132 million charge in respect of a persistency assumption change in the UK and a credit in the US of GBP141 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business. In aggregate, net assumption changes were positive GBP16 million, with net positive experience variances and other items of GBP39 million.

On an international financial reporting standards basis (IFRS), operating profits were up 25 per cent on the same period of last year driven primarily by the growth in profits from the UK and Asian insurance operations.

Basic earnings per share on the achieved profits basis for the half year after minority interests were 21.7 pence for the half year of 2005, compared with a restated figure of 19.8 pence for the prior year. Basic earnings per share, based on total IFRS profit for the half year after minority interests, were 12.7 pence, down 1.5 pence from the restated 2004 half year figure on a proforma basis of 14.2 pence primarily reflecting the impairment of purchased goodwill associated with the Japanese life business.

Impact of Currency Movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year to date, whilst shareholders' funds are converted at period-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance. For example, growth in the US total achieved profit basis operating profit was 95 per cent at reported exchange rates (RER), compared to 101 per cent at CER.

Consequently, the Board has for a number of years reviewed the Group's international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders' interests in the non-UK businesses.

In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.


INSURANCE

UNITED KINGDOM AND EUROPE


                                             Half Year     Half Year
                                                  2005          2004    Change
                                                  GBPm          GBPm
------------------------------------------------------------------------------
APE Sales                                          541           361        50%
NBAP                                               159            88        81%
NBAP Margin*                                        30%           25%
Total Achieved profits basis operating             182           240       (24%)
profit
Total IFRS operating profit                        187           153        22%
------------------------------------------------------------------------------

* excluding APE sales in respect of SAIF DWP rebates


Prudential UK and Europe delivered an increase in APE sales of 50 per cent relative to the same period in 2004. This includes APE sales of GBP145 million from the acquisition of the portfolio of in-force pension annuities from Phoenix Life & Pensions ("PLP"), a subsidiary of Resolution Life Ltd, in June 2005. Excluding the PLP transaction, sales increased by 10 per cent. This compares favourably with the total UK medium to long-term savings market growth of 2 per cent in the first quarter (based on data from the Association of British Insurers).

NBAP increased by 81 per cent, reflecting the growth in sales volumes and an increase in the NBAP margin to 30 per cent from 25 per cent at the half year 2004 (full-year 2004: 27 per cent). Total achieved profits basis operating profit decreased 24 per cent to GBP182 million primarily due to a GBP132 million charge relating to an assumption change in respect of persistency. Increased annuity sales contributed to the 22 per cent increase in IFRS operating profit to GBP187 million.

The GBP132 million charge reflects a strengthening of persistency assumptions across a number of products, primarily in respect of with-profit bonds. This assumption change reflects Prudential's current experience and, post tax, represents 3 per cent of the overall embedded value of the UK business. Prudential continues actively to manage the conservation of the in-force book.

The primary drivers of growth for the UK business were strong sales of unit-linked bonds, bulk annuities and individual annuities. APE sales of unit-linked bonds doubled compared with the same period last year to GBP36 million, reflecting Prudential UK's progress in the IFA unit-linked bond market. Bulk annuity sales increased by 67 per cent to GBP35 million, driven by 31 bulk annuity scheme wins (excluding the PLP transaction). Individual annuity sales were strong across all distribution channels with APE sales of GBP111 million up 12 per cent. In particular, with-profit annuities attracted increased levels of interest, with APE sales doubling on half year 2004 levels to GBP7 million.

Corporate pension APE sales fell 14 per cent to GBP85 million, reflecting the contraction seen in the corporate pensions market ahead of the change in pensions legislation in April 2006 ('A-Day'). In response to the move away from defined benefit schemes to defined contribution schemes in the market, Prudential UK announced an agreement with AON in May to support the launch of their new defined contribution (DC) pension solution for employers.

APE sales through  Prudential's  European  operations  increased 200 per cent to
GBP12  million,   reflecting   growing  bond  sales  through  new  and  existing
distributors.

In June, Prudential UK added a capital guarantee option to the PruFund Investment Plan. This guarantee provides capital security combined with the potential for growth which addresses a primary concern of advisers with low to medium risk investor clients.

The demand for lifetime mortgages is projected to grow significantly over the next few years and Prudential UK will launch shortly its own lifetime mortgage product, the Prudential Property Value Release Plan. Unlike many other lifetime mortgage products currently on the market, this innovative product will allow customers much greater flexibility and control over when they draw down funds and thereby reduce total interest charges over the lifetime of the loan.

Prudential UK has made good progress with the new multi-tie networks. Most recently, it has been appointed as a provider for Sesame's new regulated multi-tie proposition, Sesame Select. Sesame is one of the UK's leading providers of support services to 8,150 financial advisers. As a result of this and other previously announced appointments, Prudential UK is well positioned to increase its market share in the depolarised marketplace as this develops over the next couple of years.

Prudential UK was appointed to the Barclays multi-tie panel during the first half of 2005 and this went live on 1 June. In addition, Prudential began to write business in June through its distribution agreements with St James's Place and National Australia Bank. These will augment growth already being achieved under the existing agreements with Lloyds TSB, Alliance and Leicester, Pearl and Zurich.

The With-Profits Fund benefited from a pre-tax investment return of 7.4 per cent in the first half of 2005 compared with 3 per cent in the comparable period of 2004. Over the last five years (to 30 June 2005), the With-Profits Fund has delivered a pre-tax return of 28.9 per cent compared with the return on the FTSE All Share (Total Return) index over the same period of negative 1.5 per cent. The fund remains strong with an inherited estate estimated to be around GBP7.3 billion as at 30 June 2005, on a deterministic valuation basis, compared with approximately GBP6.5 billion at the end of 2004. The PAC long-term fund is currently rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

There will be a number of significant changes in the retirement savings market as a result of the Government pensions reforms due to come into force on 'A-Day' in April 2006. These include a single tax regime for pensions, greater investment flexibility for consumers (allowing, for example, residential property to be held within a pension) and increased annual contribution limits. When combined with the increase in charges to stakeholder products announced last year and its success in winning positions on multi-ties, this creates an opportunity for Prudential UK to increase its presence in retirement provision. Prudential UK is developing a number of propositions that take advantage of the increased flexibility and contribution limits created by the pensions reforms. It will launch a series of products, the first of which will be a new personal pension that will be available in advance of A-Day.

Market growth in the first half of 2005 is unlikely to be in excess of 5 per cent and Prudential UK does not anticipate a significant improvement in the second half of the year. Recent trading in certain segments of the UK market has been difficult and, most notably, competition within the protection and individual annuity markets intensified in the second quarter. However, we expect to continue to outperform the market in the second half of the year. We remain confident that we can achieve overall growth of 10 per cent in 2005.


UNITED STATES


                        Half Year    Half Year              Half Year
                                           CER    Change          RER    Change
                             2005         2004                   2004
                             GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
APE sales                     275          234        18%         240        15%
NBAP                          102           79        29%          82        24%
NBAP Margin                    37%          34%                    34%
Total Achieved profits        429          213       101%         220        95%
basis operating profit*
Total IFRS operating          169          151        12%         155         9%
profit*
--------------------------------------------------------------------------------


* Continuing operations - excluding Jackson Federal Bank (JFB) which was sold in October 2004

Period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated

Jackson National Life (JNL) continued to focus on the value of new product sales, rather than top line growth. APE sales for the first half of 2005 were 18 per cent higher than prior year, new business achieved profits were up 29 per cent and IFRS operating profits were up 12 per cent over the first half of 2004.

At the 2005 half year, JNL had over $65 billion in assets under management. Of this, $15 billion related to variable annuity assets an increase of $1.6 billion compared to 2004 year-end, further diversifying JNL's earnings towards fee-based income.

On 18 May 2005 JNL completed the purchase of Life Insurance Company of Georgia from ING at a purchase price of GBP142 million, subject to post-closing adjustments. Following completion, JNL began to move Life Insurance Company of Georgia policies onto its low cost and scaleable platform. Full integration of the business remains on track to be completed by year-end 2005.

The 18 per cent growth in APE sales to GBP275 million during the first half of 2005 was driven by stronger variable annuity (VA), fixed index annuity (FIA) and institutional sales, partially offset by decreased sales of fixed annuities. Total APE retail sales for the first half of 2005 of GBP195 million were up 11 per cent on prior year.

New business achieved profit of GBP102 million was 29 per cent above the prior year, reflecting both an 18 per cent increase in APE sales and an increase in margin from 34 per cent to 37 per cent half year on half year. The increase in margin primarily reflects increased profitability from the re-pricing in May 2004 of JNL's unbundled VA 'Perspective II' and increased GIC profitability due to longer average maturities available on contracts sold in the first half of 2005. In addition, there has been an increase in the spread assumption for FIA.

JNL generated record VA APE sales of GBP118 million during the first half of the year, up 21 per cent on the prior year, in a market that JNL believes was weaker than last year. This reflects the company's innovative product offering and distribution capabilities. In the three months to 31 March 2005, JNL ranked 2nd in VA net flows and 13th in total VA new sales. JNL's 'Perspective II' product ranked 1st overall in VA product net flows and 3rd in total VA new sales. JNL was one of only five of the top 25 VA providers in the US to increase VA assets from year-end 2004 to the end of the first quarter 2005. The rate of take up of the fixed account option remained low, with 25 per cent of variable annuity premium going into fixed accounts during the first half of 2005 compared with 26 per cent for the first half of 2004.

Fixed annuity APE sales of GBP41 million were down 27 per cent on prior year, reflecting the flattened yield curve in the US which has made rates on short term certificates of deposit more attractive to customers. As a result of the fall in volumes, JNL ranked 11th in total individual fixed annuity sales at the end of the first quarter of 2005, down from 4th during the same period in the prior year.

Lower fixed annuity sales were partially offset by fixed index annuity APE sales of GBP30 million, an increase of 100 per cent over the prior year, reflecting customers' increasing preference when selecting fixed products to have the potential for higher returns linked to equity index performance. JNL has benefited from its approach to educating broker dealers about this complex product, while at the same time offering lower commissions and investing the savings into providing value to the policyholders through enhanced benefits.

Institutional APE sales for the first half of 2005 were GBP80 million, up 38 per cent on prior year results. JNL took advantage of several attractive issuance opportunities during the first half of 2005. APE sales of institutional products in the second half of 2005 are anticipated to be in the region of GBP25 million.

Total achieved profits basis operating profit at the half year 2005 was GBP429 million compared to GBP213 million in the prior year. This primarily reflects the increase in new business achieved profits, an operating assumption change following price increases introduced on two older, less profitable books of term life business and a favourable spread variance.

The growth in IFRS operating profit of 12 per cent from the prior year primarily reflects an increase in spread and fee income over the first half of 2004, together with an increase in profits from Prudential's US fund manager, PPMA. The 2004 half year result benefited from two one-off items, a favourable legal settlement of GBP28 million (GBP20 million after related change to amortisation of deferred acquisition costs) and a positive GBP7 million adjustment arising from the adoption of SOP 03-01 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts'.

JNL remains well positioned for the remainder of the year to deliver sales at twice the expected US market growth rate of 4 per cent, since current market conditions continue to favour those financial services companies that have a range of variable and fixed annuity product offerings, a strong relationship-based distribution model, low cost structure and the ability to deliver high quality service.


ASIA


                        Half Year    Half Year              Half Year
                                           CER    Change          RER    Change
                             2005         2004                   2004
                             GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
APE sales                     313          249        26%         248        26%
NBAP                          152          135        13%         135        13%
NBAP Margin                    49%          54%                    54%
Total Achieved profits        226          174        30%         169        34%
basis operating profit*
Total IFRS operating          116           59        97%          58       100%
profit*
--------------------------------------------------------------------------------


*excluding the fund management business, development and Asia regional head office expenses

Period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated

Prudential's well diversified portfolio of life insurance businesses in Asia have shown strong growth with first half year sales on an APE basis of GBP313 million, up 26 per cent on the same period in 2004 with 87 per cent of APE sales generated by more profitable regular premium products. Sales in the first half of 2005 primarily reflect the continued strong growth of its Korean and Indian operations combined with solid performances from the more established operations of Malaysia, Singapore and Hong Kong. The businesses in Indonesia and China also showed very good sales growth.

Total NBAP increased by 13 per cent over the first half of 2004 to GBP152 million, reflecting the sales increase offset by NBAP margins that decreased from 54 per cent for the full year 2004 to 49 per cent. This represents a change in geographic mix (reduction of 2 percentage points) largely due to a higher proportion of new business from the relatively lower margin markets of Korea and India; a change of product mix (reduction of 1 percentage point) with an increased proportion of lower margin products in Taiwan and Singapore; and a change of assumptions (reduction of 2 percentage points), primarily driven by low interest rates in Taiwan.

In-force operating profits in Asia of GBP74 million for the first half of 2005 represent an increase of 90 per cent over the same period for 2004 and IFRS profits increased to GBP116 million from GBP59 million in 2004 including a contribution of GBP44 million from exceptional items.

Prudential's Korean Life operation has rapidly become a material contributor to APE sales with first half sales of GBP60 million, an increase of 82 per cent over the same period in 2004. This increase clearly demonstrates the flexibility of its multi-channel distribution model, with in-house financial consultants and general agents currently the dominant distribution channels supported by contributions from direct marketing and bancassurance. Since its launch in 2004, the proportion of the higher margin variable universal life product sold has increased steadily such that it now accounts for 80 per cent of Korea's APE sales.

Prudential's Indian life insurance joint venture with ICICI remains firmly in position as the number one private sector life insurance company as reported in the Insurance Regulatory and Development Authority journal in India. Prudential's 26 per cent share of the joint venture's half year APE sales was GBP27 million, up 59 per cent over the first half of 2004. The business continues to extend its geographic reach in India with 74 branches to date and has grown its tied agency force by 16 per cent this year. Prudential intends to increase its equity stake in this operation when regulations permit. However, there is no clear indication when this will be.

The life insurance joint venture with CITIC in China is still relatively small in terms of new business volumes but is growing rapidly with a 67 per cent increase in APE sales to GBP10 million compared to the first half of 2004 of GBP6 million. Progress continues to be made in establishing CITIC Prudential as the leading foreign joint venture life insurer in terms of geographic coverage, with 6 new city licences added during 2005 bringing the total to 10. In addition, the operation also has a national licence for the sale of group life insurance.

Despite some slowdown in the market for regular premium unit-linked products, Prudential's Singapore life operation delivered APE sales growth of 17 per cent over 2004, driven in part by the new partnership agreement with Maybank. Earlier this year, the business also entered into a distribution agreement with SingPost. In Hong Kong Prudential's long-term partnership with Standard Chartered Bank helped drive good growth against a competitive market generating GBP50 million of sales, up 11 per cent over the same period last year.

In Malaysia, Prudential's life business has market leading agent productivity and a popular range of unit-linked products. APE sales of GBP29 million were up 38 per cent compared to the first half 2004.

The Indonesian operation posted record quarterly APE sales of GBP11 million, exceeding their previous high achieved in the first quarter of 2004 by 22 per cent, to generate GBP21 million in APE sales in the first half of 2005, 40 per cent above the first half of 2004.

The Taiwanese life operation continues to face a challenging environment of falling interest rates, which are now at historic lows. First half 2005 APE sales of GBP62 million are in line with last year. Second quarter APE sales in Taiwan increased 52 per cent over the first quarter following the launch of a pensions orientated linked product with a higher investment content.

Total APE sales contribution from the remaining four markets of Japan, the Philippines, Thailand and Vietnam are collectively down 5 per cent, primarily due to a slow market in Vietnam. As reported previously, the development of the Japanese life business has been slower than expected and to reflect this there has been an impairment of GBP95 million of the purchased goodwill associated with this business.

In March the first stage of Prudential's Asian regional operations centre was launched. Located in Malaysia, Prudential Services will leverage Prudential's increasing scale and presence in Asia to drive operating synergies and efficiencies. The shared services operation and call centre will initially service the Singapore and Malaysia life businesses.

Prudential's Asia strategy remains firmly in place and its focus continues to be on long term, profitable and sustainable growth.


Fund Management

M&G


                                      Half Year         Half Year
                                           2005              2004       Change
                                           GBPm              GBPm
--------------------------------------------------------------------------------
Gross investment flows                    3,579             2,177           64%
Net Investment flows                      1,680               (90)
Underlying profits before PRF                68                59           15%
Total IFRS operating profit                  83                79            5%
--------------------------------------------------------------------------------


M&G delivered underlying profits (excluding performance related fees (PRFs)) of GBP68 million in the first half of 2005, a 15 per cent increase compared to the same period last year. Excluding the GBP7 million of one-off items in the 2004 result, underlying operating profits were 31 per cent higher than last year. This reflects M&G's strengths in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance, allied with a continued focus on cost control.

Total operating profit of GBP83 million was 5 per cent higher than 2004, with growth at the underlying level being offset by lower PRFs. It should be noted that although the GBP15 million of PRFs earned in the first half of 2005 is down compared to GBP20 million in 2004, it still represents an unusually strong result, driven as before primarily by private equity realisations by PPM Capital. Income from PRFs is expected to be significantly lower in future years.

M&G delivered record gross retail fund inflows of GBP1.6 billion in the first half of 2005, more than double the previous year. The core UK operation produced gross fund inflows up 48 per cent on last year at GBP686 million as a result of its retail brand presence, good fund performance and diversified product range in equities, fixed income and property. Robust growth was also generated in the international businesses, with gross inflows more than tripling on last year. Total net retail fund inflows of GBP448 million were six times those of half year 2004.

M&G's institutional businesses delivered gross fund inflows of GBP2.0 billion, up 43 per cent on last year. This was boosted by a one-off contribution of GBP967 million from Prudential Property Investment Managers (PruPIM), related to the transfer of 50 per cent of Prudential's economic interests in three UK shopping centres into new external vehicles which PruPIM continues to manage. M&G's scale and strong market position in fixed income and private finance was demonstrated by the successful launch to external investors of two Collateralised Debt Obligations (CDOs) of EUR445 million collectively. This brings the total number of CDOs launched since 2001 to eight. These strong gross flows were also reflected in net institutional sales of GBP1.2 billion in the first half of 2005, compared to a net outflow of GBP164 million in the first half of 2004.


Asia Fund Management


                        Half Year    Half Year              Half Year
                                           CER    Change          RER    Change
                             2005         2004                   2004
                             GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
Net investment flows          698          697         0%         677         3%
Total IFRS operating            2           10       (80%)         10       (80%)
profit*
--------------------------------------------------------------------------------



* IFRS operating profit in 2005 was GBP12 million, offset by GBP10 million of exceptional charges related to bond funds in Taiwan

Period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated

Funds under management in Asia at the half year increased by 33 per cent to GBP9.7 billion over the year-end 2004 with net inflows of GBP698 million in line with the first half of 2004. The fund management business continues to expand its geographic presence with the launch of a new operation in Vietnam. Both asset management businesses in Japan and Korea delivered strong results and in May 2005 Morningstar ranked PCA Asset Management Japan as one of the five fastest growing fund management businesses in Japan for the six months to 31 March 2005.

The Prudential ICICI Asset Management Company joint venture in India has increased its funds under management to US$4 billion. Earlier this year Prudential's joint venture partner agreed to purchase an additional 6 per cent share of Prudential ICICI Asset Management Company. The transaction is expected to complete later this year and will bring ICICI Group's share to 51 per cent while Prudential will hold 49 per cent.

The Taiwanese business has experienced a substantial decline in funds under management over the last year due to high levels of market redemptions in bond funds, particularly foreign managed funds. Prudential Taiwan restructured its bond portfolios to enhance liquidity during the first half of 2005 and this has given rise to a one-off exceptional charge of GBP10 million to operating profits.


BANKING

Egg

                                             Half Year     Half Year
                                                  2005       2004 **    Change
                                                  GBPm          GBPm
--------------------------------------------------------------------------------
IFRS Operating Profit from Continuing
Operations *
UK banking business                                 23            36       (36%)
Other                                              (10)           (3)     (233%)
--------------------------------------------------------------------------------
                                                    13            33       (61%)
--------------------------------------------------------------------------------

Net interest income *                              146           145         1%
--------------------------------------------------------------------------------
Non-interest income *                              105            94        12%
--------------------------------------------------------------------------------

* Continuing operations - excludes Egg France and Funds Direct.

** 2004 comparatives restated to IFRS basis, except for adjustments for IAS 32 and IAS 39 which have been adopted from 1 January 2005.

Egg's core UK banking operation delivered a profit of GBP23 million for the first half of 2005, compared with GBP36 million for the same period in 2004. Revenues from the UK business grew five per cent over the same period in 2004, primarily reflecting the increased revenues earned from the credit card business. The credit card business has performed well, with balance growth of five per cent for the first half of 2005, compared with two per cent for the industry.

The growth in revenue from the card business was partly offset by reduced commission income from sales of associated insurances on loans. This reflects that, as planned, personal loan disbursements have slowed down in the first half of 2005 from the record level achieved in 2004 following Egg's decision to tighten its lending criteria.

In comparison with the same period in 2004, the impairment charge on loans and advances to customers also increased in the first half of 2005, driven by the growth in unsecured lending balances and the stage of life cycle of the book. Credit quality remains strong and the impairment charge for the second quarter of 2005 reduced slightly from the previous quarter.

Egg's total profit from continuing operations for the first half of 2005 was impacted by a GBP10 million restructuring charge. This process was completed in the second quarter of 2005. The aim of the reorganisation was to align the cost base with Egg's strategy to focus on its core UK business with estimated annual savings of GBP12 million.

The exit process from France was completed in the first quarter this year. The total costs incurred were lower than the provision established in July 2004 and GBP5 million of this was released in the first quarter. During 2005, Egg closed Funds Direct, its investment wrap platform business and provided for an exit charge of GBP3 million.

FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered strong sales growth during the first half of 2005 with total new insurance sales up 45 per cent to GBP8 billion at constant exchange rates (CER). This resulted in insurance sales of GBP1.1 billion on the annual premium equivalent (APE) basis, an increase of 34 per cent on 2004. At reported exchange rates (RER), APE sales were up 33 per cent on the half year of 2004.

Total gross investment sales were GBP13.2 billion, up 8 per cent on 2004 at CER. Net investment sales of GBP2.5 billion were over three times net investment sales in 2004 at CER. Strong gross inflows across a number of markets were offset by the high level of redemptions in Taiwan.

Total investment funds under management increased by 12 per cent at RER from GBP37.1 billion at 31 December 2004, to GBP41.7 billion at 30 June 2005, reflecting net investment flows of GBP2.5 billion and net market and other movements of GBP2.1 billion.

At 30 June 2005, funds under management were GBP214 billion, an increase of 9 per cent from 2004 year end at RER, as a result of strong inflows and favourable market movements.

ACHIEVED PROFITS BASIS OPERATING PROFIT

Total achieved basis operating profit from continuing operations of GBP834 million was up 31 per cent at both CER and RER reflecting strong growth from Prudential's insurance and fund management businesses.


                        Half Year    Half Year              Half Year
                                           CER    Change          RER    Change
                             2005         2004*                  2004*
                             GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
NBAP                          413          302        37%         305        35%
Business in-force             412          327        26%         326        26%
--------------------------------------------------------------------------------
Long-term business            825          629        31%         631        31%
Asia development               (8)          (9)       11%         (10)       20%
expenses
Other operating                17           18         6%          17        13%
results
--------------------------------------------------------------------------------
Total                         834          638        31%         638        31%
--------------------------------------------------------------------------------


*Achieved profits basis results have been restated for the consequential impact of the adoption of International Financial Reporting Standards at 1 January 2004 together with the discretionary change for the basis of determining longer-term investment returns as disclosed on 2 June 2005.

Group NBAP from long-term business of GBP413 million was up 37 per cent on the prior year at CER, reflecting strong growth across all regions: up 81 per cent in the UK, up 29 per cent in the US and up 13 per cent in Asia. The Group's average new business margin increased from 36 per cent for the first half of 2004 to 37 per cent for the first half of 2005.

During the first half of 2004, 62 per cent of the Group's NBAP was generated from its overseas operations.

Total in-force achieved profit of GBP412 million was up 26 per cent on 2004 at both CER and RER. This resulted from strong growth in the US and Asian operations offset by a fall in the UK.

UK and Europe Insurance Operations

Achieved profits basis operating profit of GBP182 million was down 24 per cent on 2004.

New business achieved profit of GBP159 million was up 81 per cent on the first half of 2004, reflecting both a 50 per cent increase in APE sales and an increase in NBAP margin from 25 per cent in 2004 to 30 per cent in 2005.

The increase in margin primarily reflects a favourable sales mix and the positive effect of economic assumptions offset by lower annuity yield margins. The favourable sales mix reflects the increased annuity sales, including the Phoenix Life and Pensions bulk annuity transaction and lower sales of less profitable pensions offset by increased unit-linked bond sales. Notwithstanding the current performance achieved in the first half of 2005, some reduction in overall margin from the 2004 year end level is still expected for the full-year 2005 due to changing product mix as Prudential UK builds its shareholder-backed business.

The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK for the first half of 2005 was 13 per cent. This remains in line with the target of 14 per cent for the 2007 financial year.

In-force profit of GBP23 million was 85 per cent lower than the first half of 2004 reflecting a GBP132 million charge in relation to an assumption change.

The GBP132 million charge reflects a strengthening of persistency assumptions across a number of products, primarily in respect of with-profits bonds. In the case of PruBond, which accounts for a significant proportion of the assumption change, Prudential expected surrenders to fall after the bonus declaration in February 2005. In the event, following the bonus declaration, customers have continued to surrender their policies leading to a strengthening of the assumption by 40 per cent. The assumption changes reflect Prudential's current experience and, post tax, represent 3 per cent of the overall embedded value of the UK business. Prudential continues actively to manage the conservation of the in-force book.

US Operations

In the US, achieved operating profit from long-term operations was GBP417 million, up 94 per cent at CER and up 88 per cent at RER from the prior year.

At CER, new business achieved profit increased by 29 per cent to GBP102 million, reflecting an 18 per cent increase in APE sales and an increase in margin from 34 per cent to 37 per cent at the half year. At RER, NBAP was up 24 per cent. The increase in margin reflects increased profitability from the re-pricing in May 2004 of JNL's unbundled VA 'Perspective II', and increased GIC profitability due to longer average maturities available on contracts sold in the first half of 2005. In addition there has been an increase in spread assumption for Fixed Index Annuities, from the long-term assumption of 175bps to 190bps reflecting the spread being achieved.

For JNL, the average IRR on new business in the first half of 2005 was 13 per cent.

At CER, the in-force profit for the half year increased significantly from GBP136 million in the prior year to GBP315 million. At RER, in-force profit increased from GBP140 million to GBP315 million. This increase is primarily due to a favourable spread variance of GBP44 million and an operating assumption change following price increases introduced on two older books of term life business (GBP141 million).

As a discretionary change of accounting policy, implemented at the same time as the adoption of IFRS, the Group has replaced the previous basis of five year averaging of gains and losses on bonds with a method that more closely reflects longer-term returns.

On the new basis, longer-term returns on fixed income securities comprise two elements. The first element is a risk margin reserve (RMR) charge for long-term default experience of GBP27 million for the half year 2005. The present value of future RMR charges is reflected in the opening embedded value. The second element is amortisation of GBP26 million of interest related realised gains and losses. These gains and losses are amortised to operating profit over the bonds' original maturities.

The excess or deficit of actual realised gains and losses for fixed income securities for the period over these components of longer-term returns is included in short-term fluctuations in investment returns as a separate component of total profit for the period.

Following this change of policy for JNL's achieved profits basis operating profit the component for longer-term returns for fixed income securities is expected in the future to be a more stable feature than on the previous basis, which was affected by the volatility of realised gains and losses over a five year period. Total profit, including actual investment returns, is unaffected by the change. Further details of the change of policy are explained in the notes to the Achieved Profits and IFRS basis results. In the six months to 30 June 2005, JNL experienced a net realised gain of GBP1 million on its corporate bond portfolio. This is reflected in total achieved basis profit before tax.

Asia Operations

Achieved profits basis operating profit from long-term operations (excluding development and regional head office costs) was GBP226 million for the half year, up 30 per cent at CER and 34 per cent at RER on half year 2004.

Total NBAP increased by 13 per cent over the first half of 2004 to GBP152 million, reflecting the sales increase offset by NBAP margins that decreased from 54 per cent for the full year of 2004 to 49 per cent. This decrease is driven by a change in geographic mix (reduction of 2 percentage points) largely due to a higher proportion of new business from the relatively lower margin markets of Korea and India, a change of product mix (reduction of 1 percentage point) with an increased proportion of lower margin products in Taiwan and Singapore, and a change of assumptions (reduction of 2 percentage points) primarily driven by low interest rates in Taiwan.

We expect to be able to maintain the average NBAP margins in Asia at or around current levels given our planned mix of business in 2005.

In-force operating profits in Asia of GBP74 million for the first half of 2005 represent an increase of 90 per cent over the same period for 2004 at CER, which included changes of assumptions.

In Asia, IRRs on new business at a country level are targeted to be 10 per cent over the country risk discount rate. Risk discount rates vary from 5 to 19 per cent depending upon the maturity of the market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

Non-insurance Operations

M&G

M&G's underlying profit before performance related fees (PRFs) was GBP68 million, an increase of 15 per cent on the first half of 2004. However, adjusting the 2004 result for the GBP7 million of one-off provision releases that were disclosed last year, profits improved by GBP16 million or 31 per cent, over the same period last year. Underlying profits continue to be driven forward by revenue growth from existing and new business lines, including new business flows, higher market levels in many of the segments in which M&G operates and the ability to extend existing skills and relationships into new markets. This is combined with a continuing emphasis on cost control.

Total operating profit, including PRF, of GBP83 million was 5 per cent higher than in 2004, with strong growth at the underlying level being partly offset by lower PRFs. In 2005, M&G earned GBP15 million in PRFs (first half 2004: GBP20 million), of which GBP12 million was contributed by PPM Capital (first half 2004: GBP19 million). It should be noted that both years are unusually high reflecting the realisation of a series of profitable investments by PPM Capital. Income from PRFs is expected to be significantly lower in future years.

US broker dealer and fund management businesses

The broker dealer and fund management operations reported a total profit of GBP18 million, compared with GBP9 million in the first half of 2004. This reflects an increase in profits from PPM America, arising primarily due to a one-off GBP6 million revaluation of an investment vehicle managed by PPMA.

Curian

Curian  provides  innovative  fee-based  separately  managed  accounts.   Curian
incurred a loss of GBP6 million compared to a loss GBP11 million in the prior year, as the business continues to build scale.

Asian fund management business

Profit from the Asian fund management operations was GBP2 million for the half year, down 80 per cent from 2004 on CER, primarily reflecting a one-off charge of GBP10 million resulting from restructuring of the bond portfolios in Taiwan during the first half of 2005. Excluding this, operating profit grew by 20 per cent.

Egg

Egg's total continuing operating profit for the first half of 2005 was GBP13 million, compared with GBP33 million in the same period last year. Impairment charges on loans and advances to customers increased in the first half of 2005, driven by the growth in unsecured lending balances and reflecting the stage of life cycle of the book. Despite the strong revenue from the credit card business, the revenue generated from the associated insurances on loans were lower than the same period in 2004, reflecting the planned reduction in personal loan disbursements compared to the record level achieved in 2004 following Egg's decision to tighten its lending criteria.

Egg's total profit was further impacted by a GBP10 million restructuring charge. The aim of the restructuring was to align the cost base with Egg's strategy to focus on its core UK business and the estimated annual savings from this reorganisation are GBP12 million.

Other

Asia's development expenses (excluding the regional head office expenses) for the half year decreased by 11 per cent at CER to GBP8 million, compared with GBP9 million in 2004. These development expenses primarily relate to repositioning the insurance operation in Japan.

Other net expenditure of GBP93 million compared to GBP102 million in 2004 at CER. This reflected an increase in investment return and other income as a result of the interest earned on the net proceeds from the 2004 rights issue offset by higher interest payable and head office costs. Head office costs (including Asia regional head office costs of GBP14 million) were GBP50 million, up GBP10 million on 2004 at CER. The increase mainly reflects the substantial work being undertaken for the implementation of IFRS, European Embedded Values, Sarbanes Oxley and other regulatory costs.

Total Achieved Profits Basis - Result Before Tax for Continuing Operations (Period-on-period comparisons below are based on RER)

Total Achieved Profit before tax and minority interests was GBP816 million up 26 per cent from GBP650 million in the first half of 2004. This reflects an increase in operating profit from GBP638 million to GBP834 million together with a favourable movement of GBP381 million in short-term fluctuations in investment returns from negative GBP76 million to positive GBP305 million. This is offset by a negative movement of GBP241 million due to changes in economic assumptions; an adverse movement of GBP75 million in actuarial gains and losses on defined benefit pension schemes from positive GBP67 million for the half year 2004 to negative GBP8 million for the half year 2005; and a goodwill impairment charge of GBP95 million.

The UK component of short-term fluctuations in investment returns of GBP275 million reflects the difference between an actual investment return delivered in the first half of 2005 for the with-profits life fund of 7.4 per cent and the long-term assumed return of 3.3 per cent for the half year.

The US short-term fluctuations in investment returns of GBP11 million include a positive GBP42 million in respect of the difference between actual investment returns and long-term returns included in operating profit. For the first half of 2005, the primary factor was a return in excess of assumptions on limited partnership investments. It also includes a negative GBP31 million in relation to changed expectations of future profitability on variable annuity business in-force due to the actual separate account return being lower than the long-term return reported within operating profit.

In Asia, short-term investment fluctuations were positive GBP29 million, compared with negative GBP38 million last year. These gains mainly reflect lower bond yields in Taiwan and the resulting unrealised gains.

Negative economic assumption changes of GBP220 million in 2005 compared with positive economic assumption changes of GBP21 million in 2004. Economic assumption changes in 2005 comprised negative GBP11 million in the UK and negative GBP230 million in Asia offset by positive GBP21 million in the US.

In the UK, economic assumption changes of negative GBP11 million reflect an increase in the future investment return assumption and an increase in the risk discount rate. An increase in the equity premium from 2.5 per cent to 3 per cent was offset partly by a decrease in the 15 year gilt rate. This has resulted in an overall movement in the risk discount rate from 7.2 per cent at 31 December 2004, to 7.3 per cent.

US economic assumption changes of GBP21 million primarily reflect the decrease in the risk discount rate following a fall in the 10 year treasury bond rate, offset by reductions in the projected fund earned and crediting rates.

Asia's negative economic assumption change of GBP230 million reflects the effect of lower bond yields in Taiwan and other markets, which necessitated a reduction in fund earning rate assumptions.

The negative charge of GBP8 million for actuarial gains and losses on the Group's defined benefit pension schemes reflects the consequential impact of accounting for these schemes on a basis consistent with that applied for IFRS reporting. The actuarial gains and losses reported for Achieved Profits reflect the amounts attributable to shareholders, including the 10 per cent interest of the deficits attributable to the PAC with-profits funds. The movements primarily reflect short-term volatility in the values of the scheme assets and changes in market bond rates that are used for discounting projected future benefit cash flows.

Total Achieved Profits Basis - Result After Tax for Continuing Operations

Profit after tax and minority interests was GBP511 million compared with GBP424 million in 2004. The tax charge of GBP300 million compares with a tax charge of GBP215 million in the first half of 2004. Minority interests in the Group results were negative GBP5 million.

The effective tax rate at an operating profit level was 29 per cent. This compares with effective rates on the operating profits for the 2004 half year and full year of 30 per cent and 28 per cent respectively. The effective tax rate at the total achieved profit level of 37 per cent was higher than the 29 per cent effective rate on operating profit primarily due to the effect of impairment of goodwill (which does not attract tax relief), and the impact of short-term fluctuations in investment returns and changes in economic assumptions not all of which are tax affected.

EUROPEAN EMBEDDED VALUE BASIS REPORTING

Prudential  believes that embedded  value  reporting  provides  investors with a
truer  measure  of  the  underlying   profitability  of  the  Group's  long-term
businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO Forum's European Embedded Value (EEV) Principles, Prudential will adopt EEV methodology for its 2005 year-end results. This will replace the Achieved Profits basis, the current supplementary basis of reporting. The effect of implementation of EEV was outlined in the announcement on 2 June 2005.

The main impact on the results, compared to the Achieved Profits basis, arises from the effect of changes to the assumed level of locked in capital allocated to each business, the adoption of product-specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from service companies (including fund management operations) that support the Group's long-term businesses.

STATUTORY BASIS RESULTS

Impact of IFRS basis reporting

Prudential is required to implement  International Financial Reporting Standards
(IFRS) from a restated opening position as at 1 January 2004. Details of the effects of the changes are included in the notes to the financial statements and were announced on 2 June 2005. The three areas of change that are of particular relevance to Prudential's results are:

- Altered profit recognition for UK and Europe unit-linked business,

- Altered valuation bases for JNL derivatives and fixed income securities, and

- Recognition of the shareholders' share of deficits on defined benefit pension schemes in shareholders' equity.

The Group has also applied a discretionary change of accounting treatment which relates to the basis of determining longer-term returns for fixed interest securities included in operating profits. Total profit before tax is unaffected by this change.

Operating profits have not been significantly altered by the implementation of IFRS. However, total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial gains and losses on the Group's defined benefit pension schemes, and are expected to be more volatile as a result. In addition, IFRS basis shareholders' funds will be more volatile from period to period for market value movements on fixed income securities of JNL which are classified as available for sale.

Prudential does not expect the adoption of IFRS to have a significant impact on its business or its underlying financial position.

Basis of presentation

IFRS has been implemented such that IAS 32 and IAS 39 (dealing with financial instruments) apply from 1 January 2005 rather than the beginning of 2004. This is the approach taken by most of the banking industry and reflects the Group's ownership of Egg. IFRS 4, Insurance Contracts, has also been applied from 1 January 2005. The Group's statutory IFRS basis financial statements reflect this basis of application.

Prudential's approach to IAS 39 adoption is however, important to the reporting and understanding of the Group's insurance businesses, particularly for JNL. Included within this report as supplementary information are 'Proforma' results that reflect the effects of IFRS 4 and IAS 39 had these standards been applied to Prudential's insurance operations in 2004.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

IFRS Basis Operating Profits (based on longer term investment returns)

Total operating profit before tax, based on longer-term investment returns for continuing operations on the IFRS basis was GBP469 million, GBP95 million up on the proforma IFRS basis result for the first half of 2004 at CER. At RER, operating profit was up GBP94 million.


                                    Proforma*              Proforma*
                       Half Year    Half Year              Half Year
                                          CER    Change          RER    Change
                            2005         2004                   2004
                            GBPm         GBPm                   GBPm
--------------------------------------------------------------------------------
Insurance business
UK and Europe                187          153        22%         153        22%
US                           157          153         3%         157         0%
Asia                         116           59        97%          58       100%
Asia development              (8)          (9)       11%         (10)       20%
expenses
--------------------------------------------------------------------------------
                             452          356        27%         358        26%
--------------------------------------------------------------------------------
Fund management
business
M&G                           83           79         5%          79         5%
US broker dealer and          18            9       100%           9       100%
fund management
Curian                        (6)         (11)       45%         (11)       45%
Asia fund                      2           10       (80%)         10       (80%)
management
--------------------------------------------------------------------------------
                              97           87        11%          87        11%
--------------------------------------------------------------------------------
Banking
Egg (UK)                      13           33       (61%)         33       (61%)
--------------------------------------------------------------------------------
Other income and             (93)        (102)        9%        (103)       10%
expenditure
--------------------------------------------------------------------------------
Operating profits            469          374        25%         375        25%
from continuing
operations
--------------------------------------------------------------------------------

* The comparative IFRS results shown above are prepared on a 'proforma' basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

In UK and Europe, IFRS operating profit was GBP187 million in 2005, an increase of 22 per cent on 2004. This reflected an GBP8 million increase in profit from the with-profits fund, reflecting bonus rates announced in February 2005 and an increase in annuity sales.

The US operations' result of GBP169 million, which is based on US GAAP, adjusted where necessary to comply with IFRS and the Group's basis of presenting operating profit based on longer-term investment returns, was up 12 per cent on the proforma 2004 result at CER. At RER, operating profit based on longer-term investment returns for continuing operations was 9 per cent higher than the proforma basis 2004 result.

In determining the US results, longer-term returns for fixed income securities reflect the altered basis which is to incorporate an RMR charge for longer-term defaults and amortisation of interest related realised gains and losses.

The US result of GBP169 million, up 12 per cent on the proforma 2004 result at CER, reflects increased spread and fee income offset by higher DAC amortisation, together with increased profits from PPMA. The 2004 half year result benefited from two one-off items, a favourable legal settlement of GBP28 million (GBP20 million after related change to amortisation of deferred acquisition costs) and a positive GBP7 million adjustment arising from the adoption of SOP 03-01 'Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long Duration Contracts and for Separate Accounts'. In 2005 the increase in PPMA profits arose primarily due to a one-off GBP6 million revaluation of an investment vehicle managed by PPMA.

In Asia, IFRS profits increased to GBP118 million from GBP69 million at CER in 2004 (excluding development and regional head office costs). This includes a contribution of GBP34 million from exceptional items, of which the largest is a one-off reserve release due to the introduction of a risk based capital regulatory framework in Singapore. This result also reflects the steady increase in the operating profit from the established life insurance operations (Singapore, Malaysia and Hong Kong) of GBP57 million for the half year as well as the Indonesian and Vietnamese life businesses starting to make meaningful contributions.

IFRS basis - total profit before tax for continuing operations (Period-on-period comparisons below are based on RER)

Total IFRS basis profit before tax and minority interests for 2005 was GBP460 million. This compares with GBP488 million on the proforma basis for the half year 2004. The decrease reflects: growth in operating profit of GBP94 million; an improvement in short-term fluctuations in investment return, up GBP29 million from the first half of 2004 to positive GBP94 million; offset by a goodwill impairment charge of GBP95 million in relation to the Japanese Life business and a GBP56 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.

The development of the Japanese life business has been slower than expected and to reflect this there has been an impairment of the purchased goodwill associated with this business by GBP95 million to GBP25 million.

A primary component of the GBP94 million of short-term fluctuations in investment returns is for value movements in JNL's derivative book. Prudential has chosen not to seek to attempt to hedge account under IAS 39 for these derivatives. To do so would have required changes to the way JNL manage its assets and liabilities which the Group believes would not be in the economic interests of the business.

For 2005, value movements on JNL's derivatives contributed positive GBP36 million to the GBP94 million of total short-term fluctuations in investment returns. This compares with positive GBP92 million of JNL derivative value movement within proforma IFRS basis 2004 short-term fluctuations in investment returns.

IFRS basis - total profit after tax for continuing operations

Profit after tax and minority interests was GBP299 million compared with GBP307 million in 2004. The effective rate of tax on operating profits, based on longer-term investment returns, was 29 per cent. This compares with an effective rate of 31 per cent for half year 2004 and 30 per cent for full year 2004 on the proforma basis.

The effective rate of tax at the total IFRS profit level for 2005 was 34 per cent. This compares with an effective rate of 35 per cent for half year 2004 and 29 per cent for full year 2004 on the proforma basis.

EARNINGS PER SHARE

Earnings per share based on achieved profit basis operating profit after tax and related minority interests were 25.2 pence, compared with a restated figure of
21.1 pence for the 2004 half year. Earnings per share on an IFRS operating profit basis after tax and related minority interests were 14.0 pence compared with a restated figure of 12.2 pence for the 2004 half year on the proforma basis.

Basic earnings per share, based on total achieved profit basis profit, were 21.7 pence compared with a restated figure of 19.8 pence for the 2004 half year. Basic earning per share, based on total IFRS profit were 12.7 pence compared with a restated figure of 14.2 pence for the 2004 half year on the proforma basis.

DIVIDEND PER SHARE

The interim dividend per share of 5.3 pence represents a 2 per cent increase on the 2004 interim dividend of 5.19 pence (as restated for the bonus element of the October 2004 rights issue) and will be paid on 28 October 2005. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.

SHAREHOLDERS' FUNDS

On the achieved profits basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 30 June 2005 were GBP9.3 billion, an increase of GBP0.5 billion from the 2004 year end level after restating for relevant IFRS changes. This 6 per cent increase primarily reflects: total achieved profits basis operating profit of GBP834 million; a GBP305 million favourable movement in short-term fluctuations in investment returns; and the positive impact of GBP242 million for foreign exchange movements. These were offset by: a GBP220 million negative movement due to changes in economic assumptions; a tax charge of GBP300 million; dividend payments of GBP213 million made to shareholders (net of scrip dividend); and the impairment charge of GBP95 million in respect of purchased goodwill associated with the Japanese life business.

Statutory IFRS basis shareholders' funds at 30 June 2005 were GBP5.0 billion. This compares with GBP4.8 billion on the proforma IFRS basis, at 31 December 2004. The increase primarily reflects: profit after tax of GBP300 million and positive foreign exchange movements of GBP183 million, offset by dividend payments to shareholders (net of scrip dividend) of GBP213 million.

CASH FLOW

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.

                                                     Half Year       Half Year
                                                          2005            2004
                                                          GBPm            GBPm
--------------------------------------------------------------------------------
Cash remitted by business units
UK life fund transfer*                                     194             208
Asia                                                        58              62
M&G                                                         27              38
--------------------------------------------------------------------------------
Total cash remitted to group                               279             308

Net interest paid                                          (54)            (77)
Dividends paid                                            (252)           (214)
Scrip dividends and share options                           40              61
--------------------------------------------------------------------------------
Cash remittances after interest and dividends               13              78

Tax received                                                36               -
Corporate activities                                       (36)            (30)
--------------------------------------------------------------------------------
Cash flow before investment in businesses                   13              48

Capital invested in business units
UK and Europe                                               (9)            (28)
Asia                                                       (80)            (88)
--------------------------------------------------------------------------------
Decrease in cash                                           (76)            (68)
--------------------------------------------------------------------------------

* in respect of prior year's bonus declarations


The Group holding company received GBP279 million in cash remittances from business units in the first half of 2005 (2004: GBP308 million) comprising the shareholders statutory life fund transfer of GBP198 million relating to the 2004 bonus declarations, of which GBP194 million was remitted from the UK and GBP4 million from Asia, together with other remittances from subsidiaries of GBP81 million. Prudential expects the life fund transfer to continue broadly at this level.

In the second half of 2005 a GBP100 million special dividend is due from the PAC shareholders' funds in respect of profits arising from earlier business disposals, and an estimated payment of $150 million is expected from JNL.

After net dividends and interest paid, there was a net cash inflow of GBP13 million (2004: GBP78 million). The Group holding company paid GBP36 million in respect of corporate activities during the first half of 2005 and received GBP36 million in respect of tax.

The group invested GBP89 million (2004: GBP116 million) during the first half of the year, including GBP9 million in its UK operations and GBP80 million in Asia. Net investment in Asia was GBP91 million for the 2004 full year and is expected to remain broadly the same in 2005. Prudential continues to expect that its Asian operations will be a net capital provider to the Group in 2006. The capital requirement for the UK business is expected to be up to GBP250 million for 2005. The UK business has managed its capital efficiently in the first half of 2005 but we expect it to draw significantly more capital in line with expectations in the second half of the year.

In aggregate, the first six months of 2005 saw a decrease in cash of GBP76 million (2004: GBP68 million).

SHAREHOLDERS' BORROWINGS AND FINANCIAL FLEXIBILITY

Net core structural borrowings at 30 June 2005 were GBP1,364 million compared with GBP1,236 million at 31 December 2004. This reflects the net cash outflow of GBP76 million and exchange conversion losses of GBP52 million.

The Group also has access to GBP1,400 million committed bank facilities provided by 14 major international banks and a GBP500 million committed securities lending liquidity facility.

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2005, the gearing ratio, on an achieved profits basis including hybrid debt (net of cash and short-term investments) was 13 per cent compared with 12 per cent at 31 December 2004.

Prudential plc enjoys strong debt ratings from Moody's, Standard & Poor's and Fitch Ratings. Prudential's long-term senior debt is rated A2 (stable outlook) by Moody's, AA- (negative outlook) by Standard & Poor's and AA- (stable outlook) by Fitch Ratings. Prudential's short-term debt is rated as P-1 by Moody's, A1+ by Standard & Poor's and F1+ by Fitch Ratings.

Based on the achieved profits basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 11 times for the first half of 2005 compared with 10 times for the first half of 2004.

In July 2005, US$300 million of perpetual subordinated capital securities priced at 6.5 per cent were raised via a US retail offer. The proceeds of this issue qualify as Group regulatory capital for Financial Groups Directive purposes and will be used to repay the non-qualifying GBP150 million senior debt maturing in 2007. This issuance of hybrid debt capital remains part of Prudential's financing plan as set out in the 2004 annual report.

FUNDS UNDER MANAGEMENT

Funds under management across the Group at 30 June 2005 totalled GBP214 billion compared with GBP197 billion at 31 December 2004. The total includes GBP177 billion of Group internal funds under management and GBP37 billion of external funds under management.

UNALLOCATED SURPLUS OF WITH-PROFITS FUNDS

The accounting basis of recognition of surpluses in the PAC long-term fund has altered for the main PAC with-profit funds. For 2004 reporting the unallocated surplus, previously known as the Fund for Future Appropriations (FFA) reflected the excess of assets over liabilities of the fund with technical provisions being determined on a basis consistent with the Peak 1 regulatory approach and with deferral of acquisition costs. The Peak 1 basis reflects bonuses declared to date with no explicit valuation of guarantees and options. For 2005, as part of the implementation of IFRS 4, the Group has effectively adopted the provisions of the UK reporting standard FRS 27 (Life Assurance).

FRS 27 follows closely the requirements of the FSA's new realistic regime with the following key features for the UK regulated with-profits funds:

- De-recognition of deferred acquisition costs

- Establishing realistic liabilities that reflect policyholder benefits based on asset shares (i.e. including projected future bonuses), and
- Explicitly valuing product options and guarantees on a market consistent basis.

Under FRS 27 the liabilities are adjusted to exclude the shareholders' share of future cost of bonuses that is recognised for regulatory purposes, with a corresponding increase to the unallocated surplus. After these adjustments and IFRS measurement changes the unallocated surplus of the PAC with-profits fund at the 1 January 2005 was GBP8.0 billion.

At 30 June 2005, the PAC unallocated surplus was GBP8.8 billion. The change of GBP0.8 billion in the unallocated surplus of the PAC with-profit fund between 1 January 2005 and 30 June 2005 reflects the return on the assets representing the surplus; and the reduced cost of the product guarantees.

FINANCIAL STRENGTH OF THE UK LONG-TERM FUND

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis estimated to be around GBP7.3 billion compared with approximately GBP6.5 billion at the end of 2004. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets of the fund are estimated to be valued at around GBP6.3 billion before a deduction for the risk capital margin.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The PAC long-term fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

PRUDENTIAL PLC 2005 UNAUDITED INTERIM RESULTS

RESULTS SUMMARY

Achieved Profits Basis Results
following implementation of                            Restated        Restated
International Financial               Half Year       Half Year       Full Year
Reporting Standards ("IFRS")               2005            2004            2004
                                           GBPm            GBPm            GBPm
-------------------------------------------------------------------------------
UK and Europe Insurance                    182              240             450
Operations
M&G                                         83               79             136
Egg                                         13               33              61
-------------------------------------------------------------------------------
UK and Europe Operations                   278              352             647
US Operations                              429              220             413
Asian Operations                           228              179             391
Other Income and Expenditure              (101)            (113)           (212)
(including Asia development
expenses)
-------------------------------------------------------------------------------
Operating profit from                      834              638           1,239
continuing operations based on
longer-term investment returns
before exceptional items
Goodwill impairment charge                 (95)               -               -
Short-term fluctuations in                 305              (76)            587
investment returns
Shareholders' share of                      (8)              67             (12)
actuarial gains and losses on
defined benefit pension
schemes
Effect of changes in economic             (220)              21            (100)
assumptions
-------------------------------------------------------------------------------
Profit on ordinary activities              816              650           1,714
from continuing operations
before tax
-------------------------------------------------------------------------------
Operating earnings per share              25.2p            21.1p           41.5p
from continuing operations
after minority interest
Basic earnings per share                  21.7p            19.8p           53.3p
Shareholders' funds, excluding        GBP9.3bn          GBP7.2bn        GBP8.8bn
minority interest
-------------------------------------------------------------------------------

IFRS Basis Results
                                     Half Year       Half Year        Full Year
                                          2005            2004             2004
Statutory IFRS basis results              GBPm            GBPm             GBPm
-------------------------------------------------------------------------------
Total profit after tax for the             300             233              517
period after minority
interest
Basic earnings per share                  12.7p           11.2p            24.4p
Shareholders' funds, excluding         GBP5.0bn        GBP3.4bn         GBP4.5bn
minority interest
-------------------------------------------------------------------------------

Supplementary IFRS basis                  Based on      Based on      Based on
information                         statutory IFRS proforma IFRS proforma IFRS
                                      results Half  results Half  results Full
                                         Year 2005     Year 2004     Year 2004
                                              GBPm          GBPm          GBPm
-------------------------------------------------------------------------------
Operating profit from continuing               469           375           699
operations based on longer-term
investment returns before exceptional
items
Total profit after tax for the period          300           294           602
after minority interest
Operating earnings per share from             14.0p         12.2p         22.7p
continuing operations after minority
interest
Basic earnings per share                      12.7p         14.2p         28.4p
Shareholders' funds, excluding             GBP5.0bn      GBP3.4bn      GBP4.8bn
minority interest
-------------------------------------------------------------------------------
                                     Half Year       Half Year       Full Year
                                          2005            2004            2004
-------------------------------------------------------------------------------
Declared Dividends Per Share              5.30p           5.19p          15.84p
relating to reporting period

Funds under Management                 GBP214bn        GBP182bn        GBP197bn
-------------------------------------------------------------------------------

To provide consistency the achieved profits basis results reflect the application of the changes of policy the Group expects to apply in its full year 2005 IFRS basis financial statements, as described below, to the extent applicable. The 2004 results have been restated accordingly.

The statutory basis financial statements included within this report are referred to throughout as "Statutory IFRS basis" results.

These statutory IFRS basis results reflect the application of:

(i) Measurement changes arising from policies the Group expects to apply on the adoption of all IFRS standards, other than IAS32 ("Financial Instruments:
Disclosure and Presentation"), IAS39 ("Financial Instruments: Recognition and Measurement"), and IFRS4 ("Insurance Contracts"), from 1 January 2004. The half year 2005 results include the expected effect of these three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group expects to apply in its full year 2005 financial statements in so far as they affect the summary results included in this interim report.

(iii) Compared to supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

The proforma IFRS basis results included in this report are included as supplementary information and are not results that form part of the Group's financial statements. The proforma IFRS results reflect the application of the statutory IFRS changes noted above and the estimated effect on the Group's results for 2004 if IAS32, IAS39 and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations.


ACHIEVED PROFITS BASIS RESULTS

RESULTS SUMMARY

                                                          Restated         Restated
                                        Half Year        Half Year        Full Year
                                             2005             2004             2004
                                             GBPm             GBPm             GBPm
-----------------------------------------------------------------------------------
UK and Europe Insurance                       182              240              450
Operations
M&G                                            83               79              136
Egg                                            13               33               61
-----------------------------------------------------------------------------------
UK and Europe Operations                      278              352              647
US Operations                                 429              220              413
Asian Operations                              228              179              391
Other Income and Expenditure                 (101)            (113)            (212)
(including Asia development
expenses)
-----------------------------------------------------------------------------------
Operating profit from continuing              834              638            1,239
operations based on longer-term
investment returns before
exceptional items
Goodwill impairment charge                    (95)               -                -
Short-term fluctuations in                    305              (76)             587
investment returns
Shareholders' share of actuarial               (8)              67              (12)
gains and losses on defined
benefit pension schemes
Effect of changes in economic                (220)              21             (100)
assumptions
-----------------------------------------------------------------------------------
Profit from continuing operations             816              650            1,714
before tax (including actual
investment returns)
Tax                                          (300)            (215)            (491)
-----------------------------------------------------------------------------------
Profit from continuing operations             516              435            1,223
after tax before minority
interest
Discontinued operations (net of                 1              (17)             (94)
tax)
-----------------------------------------------------------------------------------
Total profit for the period                   517              418            1,129
-----------------------------------------------------------------------------------
Attributable to:
          Equity holders of the               512              411            1,130
          parent company
          Minority interest                     5                7               (1)
-----------------------------------------------------------------------------------
Total profit for the period                   517              418            1,129
-----------------------------------------------------------------------------------
Earnings Per Share
-----------------------------------------------------------------------------------
Continuing operations
From operating profit, based on              25.2p            21.1p            41.5p
longer-term investment returns,
after tax and related minority
interest
Adjustment for goodwill impairment           (4.0)p              -                -
charge
Adjustment from post-tax long-term            9.1p            (3.5)p           18.6p
investment returns to post-tax
actual investment returns (after
related minority interest)
Adjustment for post-tax                      (0.3)p            2.3p            (0.3)p
shareholders' share of actuarial
gains and losses on defined
benefit pension schemes
Adjustment for post-tax effect of            (8.3)p            0.5p            (3.4)p
changes in economic assumptions
-----------------------------------------------------------------------------------
Based on profit from continuing              21.7p            20.4p            56.4p
operations after minority
interest
-----------------------------------------------------------------------------------
Discontinued operations
Based on profit (loss) from                   0.0p            (0.6)p           (3.1)p
discontinued operations after
minority interest
-----------------------------------------------------------------------------------
Total - based on total profit for            21.7p            19.8p            53.3p
the period after minority interest
-----------------------------------------------------------------------------------
Average number of shares (million)          2,361            2,075            2,121
-----------------------------------------------------------------------------------
Dividends Per Share
-----------------------------------------------------------------------------------
Dividends relating to reporting
period
          Interim dividend (2005             5.30p            5.19p            5.19p
          and 2004)
          Final dividend (2004)                 -                -            10.65p
-----------------------------------------------------------------------------------
Total                                        5.30p            5.19p           15.84p
-----------------------------------------------------------------------------------
Dividends declared and paid in
reporting period
          Current period interim                -                -             5.19p
          dividend
          Final dividend for prior          10.65p           10.29p           10.29p
          period
-----------------------------------------------------------------------------------
Total                                       10.65p           10.29p           15.48p
-----------------------------------------------------------------------------------



TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

                              Insurance Products *          Investment Products *                 Total

                        Half        Half        Full     Half        Half        Full        Half       Half      Full
                        Year        Year        Year     Year        Year        Year        Year       Year      Year
                        2005        2004        2004     2005        2004        2004        2005       2004      2004
                        GBPm        GBPm        GBPm     GBPm        GBPm        GBPm        GBPm       GBPm      GBPm
----------------------------------------------------------------------------------------------------------------------
UK and Europe          4,600       2,709       6,538    3,579       2,177       5,845       8,179      4,886    12,383
Operations
US                     2,705       2,348       4,420      217         200         418       2,922      2,548     4,838
Operations
Asian                    674         521       1,172    9,421       9,584      18,845      10,095     10,105    20,017
Operations
----------------------------------------------------------------------------------------------------------------------
Group Total            7,979       5,578      12,130   13,217      11,961      25,108      21,196     17,539    37,238
----------------------------------------------------------------------------------------------------------------------

INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS*

                                    Single                     Regular                         Annual Premium and
                                                                                            Contribution Equivalents

                        Half        Half        Full     Half        Half        Full        Half       Half      Full
                        Year        Year        Year     Year        Year        Year        Year       Year      Year
                        2005        2004        2004     2005        2004        2004        2005       2004      2004
                        GBPm        GBPm        GBPm     GBPm        GBPm        GBPm        GBPm       GBPm      GBPm
----------------------------------------------------------------------------------------------------------------------
UK and Europe
Insurance
Operations
Direct to
customer
Individual               365         306         630        -           -           -          37         31        63
annuities
Individual                14          12          19        5           6          10           6          7        12
pensions and
life
Department of            234         252         265        -           -           -          23         25        27
Work and
Pensions
rebate
business
----------------------------------------------------------------------------------------------------------------------
Total                    613         570         914        5           6          10          66         63       102
----------------------------------------------------------------------------------------------------------------------
Business to
Business
Corporate                114          77         153       67          75         137          78         83       152
pensions
Individual                98          94         229        -           -           -          10          9        23
annuities
Bulk                     321         210         474        -           -           -          32         21        47
annuities
----------------------------------------------------------------------------------------------------------------------
Total                    533         381         856       67          75         137         120        113       222
----------------------------------------------------------------------------------------------------------------------
Intermediated
distribution
Life                     551         446       1,001        3           2           5          58         46       105
Individual               557         545       1,180        -           -           -          56         55       118
annuities
Individual and            62         150         189       14          16          25          20         31        44
corporate
pensions
Department of             80          92          89        -           -           -           8          9         9
Work and
Pensions
rebate
business
----------------------------------------------------------------------------------------------------------------------
Total                  1,250       1,233       2,459       17          18          30         142        141       276
----------------------------------------------------------------------------------------------------------------------
Partnerships
Life                     426         341         790        1           1           2          44         35        81
Individual and         1,569          48       1,249        -           -           -         157          5       125
bulk
annuities
----------------------------------------------------------------------------------------------------------------------
                       1,995         389       2,039        1           1           2         201         40       206
----------------------------------------------------------------------------------------------------------------------
Europe
Life                     119          36          89        -           -           2          12          4        11
----------------------------------------------------------------------------------------------------------------------
Total UK and           4,510       2,609       6,357       90         100         181         541        361       817
Europe
----------------------------------------------------------------------------------------------------------------------
Insurance
Operations
US
Operations
Fixed                    410         573       1,130        -           -           -          41         57       113
annuities
Fixed index              296         158         429        -           -           -          30         16        43
annuities
Variable               1,185       1,006       1,981        -           -           -         118        101       198
annuities
Life                       6           4          16        5           6          12           6          6        14
Guaranteed               187          32         180        -           -           -          19          3        18
Investment
Contracts
GIC - Medium             616         569         672        -           -           -          61         57        67
Term Notes
----------------------------------------------------------------------------------------------------------------------
Total                  2,700       2,342       4,408        5           6          12         275        240       453
----------------------------------------------------------------------------------------------------------------------
Asian
Operations
China                      5           5           9        9           6          16          10          7        17
Hong Kong                147         108         255       35          35          78          50         46       103
India (Group's             2           3           5       27          17          33          27         17        33
26% interest)
Indonesia                 27          21          38       18          14          28          21         16        32
Japan                     11           7          17        2           3           7           3          4         9
Korea                     10          27          36       59          27          60          60         30        64
Malaysia                   6           3           7       29          21          61          29         21        62
Singapore                117          96         199       23          20          47          35         30        67
Taiwan                    72          30          88       55          57         143          62         60       151
Other                      4           4           8       16          17          37          16         17        38
----------------------------------------------------------------------------------------------------------------------
Total                    401         304         662      273         217         510         313        248       576
----------------------------------------------------------------------------------------------------------------------
Group Total            7,611       5,255      11,427      368         323         703       1,129        849     1,846
----------------------------------------------------------------------------------------------------------------------


Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts.


INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT *


                    1 Jan 2005    Gross Inflows    Redemptions      Market and    30 June 2005
                                                               other Movements
                          GBPm             GBPm           GBPm            GBPm            GBPm
----------------------------------------------------------------------------------------------
UK and Europe           28,705            3,579         (1,899)            786          31,171
Operations
US Operations              550              217            (56)             43             754
Asian Operations         7,832            9,421         (8,723)          1,225           9,755
----------------------------------------------------------------------------------------------
Group Total             37,087           13,217        (10,678)          2,054          41,680
----------------------------------------------------------------------------------------------

* The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of
Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts under IFRS4. Contracts included in this category are primarily certain unit linked and similar contracts written in UK and Europe Insurance Operations and Guaranteed Investment Contracts written in US operations.

Investment products referred to in the tables above are unit trust, mutual funds and similar types of fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.


ACHIEVED PROFITS BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT
RETURNS BEFORE EXCEPTIONAL ITEMS


Results Analysis by Business Area          Half Year     Restated     Restated
                                                2005    Half Year    Full Year
                                                GBPm         2004         2004
                                                             GBPm         GBPm
------------------------------------------------------------------------------
UK and Europe Operations
New business                                     159           88          220
Business in force                                 23          152          230
------------------------------------------------------------------------------
Long-term business                               182          240          450
M&G                                               83           79          136
Egg                                               13           33           61
------------------------------------------------------------------------------
Total                                            278          352          647
------------------------------------------------------------------------------
US Operations
New business                                     102           82          156
Business in force                                315          140          271
------------------------------------------------------------------------------
Long-term business                               417          222          427
Broker dealer and fund management                 18            9           15
Curian                                            (6)         (11)         (29)
------------------------------------------------------------------------------
Total                                            429          220          413
------------------------------------------------------------------------------
Asian Operations
New business                                     152          135          312
Business in force                                 74           34           60
------------------------------------------------------------------------------
Long-term business                               226          169          372
Fund management                                    2           10           19
Development expenses                              (8)         (10)         (15)
------------------------------------------------------------------------------
Total                                            220          169          376
------------------------------------------------------------------------------
Other Income and Expenditure
Investment return and other income                45           16           44
Interest payable on core structural              (84)         (74)        (154)
borrowings
Corporate expenditure:
        Group Head Office                        (36)         (23)         (51)
        Asia Regional Head Office                (14)         (18)         (29)
Charge for share based payments for               (4)          (4)          (7)
Prudential schemes
------------------------------------------------------------------------------
Total                                            (93)        (103)        (197)
------------------------------------------------------------------------------
Operating profit from continuing                 834          638        1,239
operations based on longer-term
investment returns before exceptional
items
------------------------------------------------------------------------------
Analysed as profits (losses) from:
        New business                             413          305          688
        Business in force                        412          326          561
------------------------------------------------------------------------------
Long-term business                               825          631        1,249
Asia development expenses                         (8)         (10)         (15)
Other operating results                           17           17            5
------------------------------------------------------------------------------
Total                                            834          638        1,239
------------------------------------------------------------------------------



ACHIEVED PROFITS BASIS RESULTS

SUMMARISED CONSOLIDATED BALANCE SHEET

                                       Half Year     Restated         Restated
                                            2005    Half Year   Full Year 2004
                                            GBPm         2004             GBPm
                                                         GBPm
------------------------------------------------------------------------------
Total assets less liabilities,           160,255      137,376          148,639
excluding insurance funds
Less insurance funds*:
     Technical provisions (net of       (155,266)    (134,024)        (144,149)
     reinsurers' share) and
     unallocated surplus of
     with-profits funds
     Less shareholders' accrued            4,317        3,884            4,272
     interest in the long-term
     business
------------------------------------------------------------------------------
                                        (150,949)    (130,140)        (139,877)
------------------------------------------------------------------------------
Total net assets                           9,306        7,236            8,762
------------------------------------------------------------------------------
Share capital                                119          101              119
Share premium                              1,561          553            1,558
Other statutory basis shareholders'        3,309        2,698            2,813
funds (following adoption of IFRS)
Additional achieved profits basis          4,317        3,884            4,272
retained profit
------------------------------------------------------------------------------
Shareholders' capital and reserves         9,306        7,236            8,762
(excluding minority interest)
------------------------------------------------------------------------------



MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES (excluding minority interest)


                                           Half Year 2005        Restated         Restated
                                                     GBPm   Half Year 2004   Full Year 2004
                                                                      GBPm             GBPm
------------------------------------------------------------------------------------------
Profit for the period (net of minority               512              411            1,130
interest)
Items taken directly to equity:
     Cumulative effect of changes in                 (25)               -                -
     accounting principles on adoption of
     IAS32, IAS39 and IFRS4, net of
     applicable taxes, at 1 January
     2005
     Unrealised valuation movements on                 4                -                -
     securities classified as
     available-for-sale from 1 January
     2005
     Movement on cashflow hedges                      (7)               -                -
     Exchange movements                              242              (53)            (240)
     Related tax                                      30                5               12
     Proceeds from rights issue, net of                -                -            1,021
     expenses
     Other new share capital subscribed               40               61              119
     Dividends                                      (253)            (214)            (323)
     Reserve movements in respect of                   6                3               10
     share based payments
     Own shares:
          Own shares purchased in respect              0                0               (4)
          of share based payment plans
          Movement on Prudential plc                  (5)               0               14
          shares purchased by unit trusts
          newly consolidated under IFRS
------------------------------------------------------------------------------------------
Net increase in shareholders' capital and            544              213            1,739
reserves
------------------------------------------------------------------------------------------
Shareholders' capital and reserves at
beginning of period (excluding minority
interest)
     As previously reported                        8,596            7,005            7,005
     Adjustments on implementation of                166               18               18
     statutory IFRS (excluding IAS32,
     IAS39 and IFRS4)
------------------------------------------------------------------------------------------
     As restated                                   8,762            7,023            7,023
------------------------------------------------------------------------------------------
Shareholders' capital and reserves at end          9,306            7,236            8,762
of period (excluding minority interest)
------------------------------------------------------------------------------------------
Comprising
------------------------------------------------------------------------------------------
UK and Europe Operations:
     Long-term business                            4,433            3,580            4,051
     M&G:
           Net assets                                275              333              300
           Acquired goodwill                       1,153            1,153            1,153
     Egg                                             266              353              273
------------------------------------------------------------------------------------------
                                                   6,127            5,419            5,777
------------------------------------------------------------------------------------------
US Operations                                      3,114            2,570            2,596
Asian Operations:
     Net assets                                    1,815            1,482            1,736
     Acquired goodwill                               197              292              292
Other operations:
     Holding company net borrowings               (1,224)          (2,055)          (1,106)
     Other net liabilities                          (723)            (472)            (533)
------------------------------------------------------------------------------------------
                                                   9,306            7,236            8,762
------------------------------------------------------------------------------------------


*  Including   liabilities  in  respect  of  insurance  products  classified  as investment contracts under IFRS4.

ACHIEVED PROFITS BASIS RESULTS

BASIS OF PREPARATION OF RESULTS

The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)".

Under this guidance, for most countries long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed income securities. This "active" basis of assumption setting has been applied in preparing the results of the Group's UK, European and US long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong. An exception to this general rule is that for countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of long-term economic conditions. Except for the countries listed above, this alternative basis is appropriate for the Group's Asian operations.


The key economic assumptions are set out below:


                                            Half Year              Half Year          Full Year
                                              2005                   2004                2004
-----------------------------------------------------------------------------------------------
UK and Europe Insurance
Operations
Pre-tax expected long-term
nominal rates of investment
return:
   UK equities                                 7.2%                  7.6%                   7.1%
   Overseas equities                       7.0% to 7.9%         7.3% to 8.3%           6.8% to 7.8%
   Property                                    6.5%                  6.8%                   6.3%
   Gilts                                       4.2%                  5.1%                   4.6%
   Corporate bonds                             5.1%                  6.1%                   5.5%
   Assets of PAC with-profits                  6.6%                  7.1%                   6.5%
   fund (applying the rates
   listed above to the
   investments held by the
   fund)
   Expected long-term rate of                  2.8%                  3.1%                   2.9%
   inflation
Post-tax expected long-term
nominal rate of return:
   Pension business (where no                  6.6%                  7.1%                   6.5%
   tax applies)
   Life business                               5.8%                  6.2%                   5.7%
Risk margin included within the                3.1%                  2.6%                   2.6%
risk discount rate
Risk discount rate                             7.3%                  7.7%                   7.2%

US Operations
Expected long-term spread                     1.75%                 1.75%                  1.75%
between earned rate and rate
credited to policyholders
US 10 year treasury bond rate                  4.0%                  4.6%                   4.3%
at end of period
Risk margin included within the                3.1%                  3.1%                   3.1%
risk discount rate
Risk discount rate                             7.1%                  7.7%                   7.4%

Asian Operations
Weighted pre-tax expected                      7.0%                  6.8%                   6.6%
long-term nominal rate of
investment return
Weighted expected long-term                    3.2%                  3.1%                   3.0%
rate of inflation
Weighted risk discount rate                   10.0%                  9.9%                   9.6%


The risk margin for UK and Europe Insurance Operations has been increased to 3.1 per cent following re-assessment in the light of the intention to use the European Embedded Value basis for 2005 year end reporting (see note (g))

The economic assumptions shown above for the Asian Operations have been determined by weighting each country's assumptions by reference to the achieved profits basis operating results for new business written in the relevant period.

NOTES ON THE UNAUDITED ACHIEVED PROFITS BASIS RESULTS


(a) The achieved profits basis results for the 2005 and 2004 Half Years are unaudited. The results for the 2004 Full Year are also unaudited and have been derived from the achieved profits basis supplement to the Company's statutory accounts for that year and then adjusted for the application of IFRS where appropriate as described in note (d). The supplement included an unqualified audit report from the auditors.

(b) Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the period and the operating profit from business in force represents the profitability of business on the books at the start of the period. These results are combined with the statutory basis results of the Group's other operations including banking and fund management business. The effects of short-term fluctuations in investment returns and of changes in economic assumptions on shareholders' funds at the start of the reporting period are excluded from operating profit but included in total profit. In the directors' opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group's long-term business operations than results under the statutory basis.

(c) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(d) The achieved profits basis results for the Group reflect the application of the changes the Group expects to apply in its full year 2005 IFRS basis financial statements to the extent applicable. The results of long-term business operations are significantly altered only for the changed basis of determining longer-term returns credited to operating results.

The significant changes of policy that affect the 2004 and 2005 results for non-insurance operations principally relate to pension costs, goodwill, the timing basis of recognition of external dividends, and altered measurement of acquisition costs and front end fees of fund management business. The detail of these policy changes is described in note B to the statutory basis financial statements. The change in respect of pension costs is augmented under the Achieved Profits basis to reflect the Group's 10 per cent interest in the share of the deficits of the UK defined benefit pension schemes that are attributable to the PAC with-profits fund.

The impact of adoption of IAS39 and IFRS4 from 1 January 2005 is restricted under the Achieved Profits basis to non-insurance operations, as described in the statutory financial statements. Results attributable to shareholders for long-term businesses are not affected. In particular, the investment and derivative value volatility reflected in the statutory basis results for JNL does not feature due to the methodology of the achieved profits basis. The methodology seeks to value the future emergence of surplus, which in the case of JNL's type of business is unaffected by temporary valuation movements.

ACHIEVED PROFITS BASIS RESULTS

NOTES ON THE UNAUDITED ACHIEVED PROFITS BASIS RESULTS (CONTINUED)

(e) The impact of restating the Half Year and Full Year 2004 achieved profits basis results for the changes of policy on adoption of IFRS and discretionary changes to longer-term investment returns is as follows:


                          Half Year 2004                      Full Year 2004
               As previously    Change    Restated   As previously  Change    Restated
                   published                           published
                        GBPm      GBPm        GBPm          GBPm      GBPm        GBPm

   Operating             587        51         638         1,144        95       1,239
   profit from
   continuing
   operations
   based on
   longer-term
   investment
   returns (note
   (i))
   Amortisation          (48)       48           0           (94)       94           0
   of goodwill
   (note (ii))
   Short-term            (26)      (50)        (76)          679       (92)        587
   fluctuations
   in investment
   returns (note
   (iii))
   Shareholders'           -        67          67             -       (12)        (12)
   share of
   actuarial
   gains and
   losses on
   defined
   benefit
   pension
   schemes
   Effect of              21         -          21          (100)        -        (100)
   change in
   economic
   assumptions
   -------------------------------------------------------------------------------------
   Profit from           534       116         650         1,629        85       1,714
   continuing
   operations
   before tax
   attributable
   to
   shareholders
   (including
   actual
   investment
   returns)
   -------------------------------------------------------------------------------------
   Shareholders'       7,222        14       7,236         8,596       166       8,762
   funds
   (excluding
   minority
   interest)
   (note (iv))
   -------------------------------------------------------------------------------------


(i) Operating profit from continuing operations, based on longer-term investment returns


                                                 Half Year 2004   Full Year 2004
                                                           GBPm             GBPm
   Discretionary change to longer-term
   investment returns:
          US Operations                                     56              110
          Asian Operations                                  (6)              (9)
   IFRS changes                                              1               (6)
                                                   -------------------------------
   Total changes                                            51               95
   Operating profit - as previously published              587            1,144
                                                   -------------------------------
   Operating profit - as restated                          638            1,239
                                                   -------------------------------


(ii)       Amortisation of goodwill


Under IFRS3 ("Business Combinations") and IFRS1 ("First-time Adoption of International Financial Reporting Standards") goodwill as previously reported at the date of adoption of IFRS, which is 1 January 2004, is left unaltered subject to annual impairment testing. Amortisation charges reported on the previous basis are no longer permitted.

(iii) Short-term fluctuations in investment returns including investment return attributable to minority interest in consolidated investment funds


                                                 Half Year 2004   Full Year 2004
                                                           GBPm             GBPm
   Discretionary change to longer-term
   investment returns (as above):
          US Operations                                    (56)            (110)
          Asian Operations                                   6                9
   IFRS changes                                              0                9
                                                   -------------    -------------
   Total changes                                           (50)             (92)
   Short-term fluctuations in investment                   (26)             679
   returns - as previously published               -------------    -------------
   Short-term fluctuations in investment                   (76)             587
   returns - as restated                           -------------    -------------


(iv)      Shareholders' funds (excluding minority interest)

                                                Half Year 2004   Full Year 2004
                                                          GBPm             GBPm
   Changes consequent on adoption of IFRS:
      Timing difference on recognition of                 109              253
      dividend declared after balance sheet
      date
      Shareholders' share of deficit on UK
      defined benefit pension schemes (net of
      deferred tax):
         Statutory IFRS basis                             (73)            (115)
         Additional change for shareholders'              (30)             (47)
         10% interest on the achieved profits
         basis in the deficit attributable to
         the PAC with-profits fund
         Goodwill                                          48               94
         Other items (net of related tax)                 (40)             (19)
                                                  -------------    -------------
                                                  -------------    -------------
   Total changes                                           14              166
   Shareholders' funds, net of minority                 7,222            8,596
   interest - as previously published             -------------    -------------
   Shareholders' funds, net of minority                 7,236            8,762
   interest - as restated                         -------------    -------------



(f) Consistent with prior periods for the Taiwan operation, the projections include an assumption of phased progression from current rates to the long-term expected rates over a remaining period of eight years. This takes into account the effect on bond values of interest rate movements. The principal cause of the GBP220m charge for the effect of changed economic assumptions is the reduction in short-term earned rates in Taiwan. This reduction has the effect of delaying the emergence of the expected long-term rates.

(g) In its Full Year 2005 financial statements, the Group intends to replace the use of the Achieved Profits basis methodology by the European Embedded Value
(EEV) principles issued by the CFO forum of the major European Life Insurers in May 2004. Details of the Group's application of the EEV principles are available at the Group's web-site, www.prudential.co.uk.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

SUMMARY INCOME STATEMENT


                               Half Year 2005     Half Year 2004   Full Year 2004
                                         GBPm      GBPm (note C)    GBPm (note C)
----------------------------------------------------------------------------------
Insurance contract revenues              8,159            7,397           16,099
Investment income (including             9,560            3,245           15,742
realised gains and losses, and
unrealised appreciation of
investments categorised under
IAS39 as "fair value through
profit and loss")
Other income                               982              886            2,026
----------------------------------------------------------------------------------
Total revenue (note D)                  18,701           11,528           33,867
----------------------------------------------------------------------------------
Benefits and claims for insurance      (14,919)          (8,582)         (26,584)
contracts, and movement in
unallocated surplus of
with-profits funds determined
after charging taxes borne by
policyholders and unallocated
surplus of with-profits funds and
unit linked policies

Acquisition costs and other             (3,036)          (2,208)          (5,526)
operating expenditure

Interest on structural borrowings         (104)             (94)            (196)
of shareholder financed
operations (including Egg) and
with-profits operations
----------------------------------------------------------------------------------
Total charges (note D)                 (18,059)         (10,884)         (32,306)
----------------------------------------------------------------------------------
IFRS basis income before tax               642              644            1,561
(representing income net of
post-tax transfers to unallocated
surplus of with-profits funds,
before tax attributable to
policyholders and unallocated
surplus of with-profits funds,
unit linked policies and
shareholders) (notes B and D)

Income tax expense attributable           (182)            (249)            (711)
to policyholders and unallocated
surplus of with-profits funds and
unit linked policies
----------------------------------------------------------------------------------
Profit from continuing operations          460              395              850
(including actual investment
returns) before tax attributable
to shareholders (notes B, D and
E)

Income tax (expense) benefit
attributable to shareholders:
      Total income tax expense*           (338)            (387)            (951)
      (note M)
      Less: Income tax                     182              249              711
      attributable to
      policyholders and
      unallocated surplus of
      with-profits funds and unit
      linked policies
----------------------------------------------------------------------------------
Income tax expense attributable           (156)            (138)            (240)
to shareholders (note M)
Profit from continuing operations          304              257              610
after tax
Discontinued operations (net of              1              (17)             (94)
tax)
----------------------------------------------------------------------------------
Profit for the period                      305              240              516
----------------------------------------------------------------------------------
Attributable to:
      Equity holders of the                300              233              517
      parent company
      Minority interest                      5                7               (1)
----------------------------------------------------------------------------------
Profit for the period                      305              240              516
----------------------------------------------------------------------------------
Earnings Per Share
----------------------------------------------------------------------------------
Basic (based on 2,361 million,
2,075 million and 2,121 million
shares respectively)
      Based on profit from                12.7p            11.8p            27.5p
      continuing operations after
      minority interest
      Based on profit (loss) from          0.0p            (0.6)p           (3.1)p
      discontinued operations
      after minority interest
----------------------------------------------------------------------------------
                                          12.7p            11.2p            24.4p
----------------------------------------------------------------------------------

Diluted (based on 2,364 million,
2,078 million and 2,124 million
shares respectively)
      Based on profit from continuing     12.7p            11.8p            27.5p
      operations after minority interest
      Based on profit (loss) from          0.0p            (0.6)p           (3.1)p
      discontinued operations after
      minority interest
----------------------------------------------------------------------------------
                                          12.7p             11.2p           24.4p
----------------------------------------------------------------------------------
Dividends Per Share
----------------------------------------------------------------------------------
Dividends relating to reporting period
      Interim dividend (2005 and 2004)    5.30p             5.19p           5.19p
      Final dividend (2004)                  -                 -           10.65p
----------------------------------------------------------------------------------
Total                                     5.30p             5.19p          15.84p
----------------------------------------------------------------------------------
Dividends declared and paid in reporting
period
      Current period interim dividend        -                 -             5.19p
      Final dividend for prior period    10.65p            10.29p           10.29p
----------------------------------------------------------------------------------
Total                                    10.65p            10.29p           15.48p
----------------------------------------------------------------------------------

* Total income tax expense  comprises  tax  attributable  to  policyholders  and
unallocated   surplus  of  with  profits   funds,   unit  linked   policies  and
shareholders.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS



                        Half Year 2005                Half Year 2004                        Full Year 2004
CHANGES IN EQUITY     Share-   Minority    Total    Share-   Minority    Total        Share-    Minority    Total
                     holders'  interest   equity   holders'  interest   equity       holders'   interest   equity
                      equity                        equity                             equity
                        GBPm       GBPm     GBPm      GBPm       GBPm     GBPm           GBPm       GBPm     GBPm
------------------------------------------------------------------------------------------------------------------
Statement of
Recognised Income
and Expense

Net income               300          5      305       233          7      240            517         (1)     516

Items taken directly
to equity:
  Exchange               183                 183       (32)                (32)          (172)               (172)
  movements

  Movement on cash        (7)        (1)      (8)
  flow hedges

  Unrealised
  valuation
  movements on
  securities
  classified as
  available-for-sale
  from 1 January
  2005 (see note H)

      Gross change       (63)         1      (62)
      Related change      14                  14
      to amortisation
      of deferred
      acquisition
      costs
  Related tax             48                  48         5                   5             12                  12
------------------------------------------------------------------------------------------------------------------
Total recognised         475          5      480       206          7      213            357         (1)     356
income for the
period
------------------------------------------------------------------------------------------------------------------

Cumulative effect of     236         (3)     233
changes in
accounting policies
on adoption of
IAS32, IAS39, and
IFRS4, net of
applicable taxes at
1 January 2005 (noteG)
------------------------------------------------------------------------------------------------------------------
Total recognised         711          2      713       206          7      213            357         (1)     356
income and expense
------------------------------------------------------------------------------------------------------------------



                       Half Year 2005                Half Year 2004                Full Year 2004
                     Share-  Minority    Total    Share-   Minority    Total    Share-   Minority    Total
                   holders'  interest   equity   holders'  interest   equity   holders'  interest   equity
                    equity                        equity                        equity
                      GBPm       GBPm     GBPm      GBPm       GBPm     GBPm      GBPm       GBPm     GBPm
------------------------------------------------------------------------------------------------------------------
Reconciliation of
movement on
equity

Share capital and
share premium

Proceeds from                                                                    1,021               1,021
rights issue, net
of expenses
Other new share         40                  40        61                  61       119                 119
capital
subscribed

Treasury shares

     Consideration       0                   0         0                   0        (4)                 (4)
     paid for own
     shares
     purchased in
     respect of
     share based
     payment
     plans
     Movement on        (5)                 (5)        0                   0        14                  14
     Prudential
     plc shares
     purchased by
     unit trusts
     newly
     consolidated
     under IFRS

Other reserves

Total recognised       711          2      713       206          7      213       357         (1)     356
income for the
period (as shown
above)
Dividends             (253)               (253)     (214)               (214)     (323)               (323)
Reserve movements        6                   6         3                   3        10                  10
in respect of
share based
payments
Change in minority                 (9)      (9)                  27       27                    9        9
interest arising
principally from
purchase and sale
of venture
investment
companies and
property
partnerships of
the PAC
with-profits
fund
------------------------------------------------------------------------------------------------------------------
Net increase in        499         (7)     492        56         34       90     1,194          8    1,202
equity
------------------------------------------------------------------------------------------------------------------

At beginning of
period:
     As previously   4,281         71    4,352     3,240        107    3,347     3,240        107    3,347
     reported
     under UK
     GAAP
     Changes           209         74      283        56         30       86        56         30       86
     arising from
     adoption of
     IFRS
------------------------------------------------------------------------------------------------------------------
As restated under    4,490        145    4,635     3,296        137    3,433     3,296        137    3,433
IFRS
------------------------------------------------------------------------------------------------------------------

At end of period     4,989        138    5,127     3,352        171    3,523     4,490        145    4,635
------------------------------------------------------------------------------------------------------------------




IFRS BASIS RESULTS

STATUTORY BASIS RESULTS



SUMMARY BALANCE SHEET                             30 June   30 June 2004 GBPm   31 December
                                                     2005          (note F)          2004
                                                     GBPm                      GBPm (note F)
------------------------------------------------------------------------------------------
Assets
--------
Goodwill:
     Attributable to PAC with-profits fund            457               565           754
     (in respect of venture investment
     subsidiaries)
     Attributable to shareholders                   1,366             1,504         1,461
     (principally in respect of the
     acquisitions of M&G and Asian
     businesses)
------------------------------------------------------------------------------------------
Total                                               1,823             2,069         2,215
------------------------------------------------------------------------------------------
Deferred acquisition costs:
     PAC with-profits fund (note I)                     -               875           798
     Other operations (note H)                      1,858             2,088         2,122
------------------------------------------------------------------------------------------
Total                                               1,858             2,963         2,920
------------------------------------------------------------------------------------------
Other non-investment and non-cash assets:
     Reinsurers' share of contract                    648               775         1,018
     provisions
     Income tax recoverable                           193               235           159
     Deferred tax assets                            1,067               830           827
     Accrued investment income                      1,726             1,760         1,731
     Other debtors                                  3,388             2,163         1,179
     Other                                            768               500           952
------------------------------------------------------------------------------------------
Total                                               7,790             6,263         5,866
------------------------------------------------------------------------------------------
Investments of long term business, banking
and other operations:
     Investment properties                         12,721            11,739        13,538
     Financial investments:
        Deposits                                    6,784             3,134         5,173
        Equity securities and portfolio            61,560            49,977        54,466
        holdings in unit trusts
        Fixed income securities                    79,442            76,448        76,301
        Loans and receivables                      13,202            11,901        12,430
        Other                                       3,530             1,950         2,564
------------------------------------------------------------------------------------------
     Total investments                            177,239           155,149       164,472
------------------------------------------------------------------------------------------
Cash and cash equivalents                           3,704             2,872         4,429
------------------------------------------------------------------------------------------
Total assets                                      192,414           169,316       179,902
------------------------------------------------------------------------------------------

Equity and liabilities
------------------------

Equity
Shareholders' equity (note K)                       4,989             3,352         4,490
Minority interest                                     138               171           145
------------------------------------------------------------------------------------------
Total equity                                        5,127             3,523         4,635
------------------------------------------------------------------------------------------
Liabilities
Banking customer accounts                           6,451             6,699         6,607

Insurance liabilities:
     Contract liabilities (including amounts
     in respect of contracts
     classified as investment contracts           147,031           122,981       128,981
     under IFRS4 from 1 January 2005) -
     (note I)
     Unallocated surplus of with-profits
     funds (note I):
        Reflecting application of                   8,883                 -             -
        'realistic' basis provisions for UK
        regulated with-profits funds.
        Reflecting previous UK GAAP basis of            -            11,818        16,186
        provisioning
------------------------------------------------------------------------------------------
     Total insurance liabilities                  155,914           134,799       145,167
------------------------------------------------------------------------------------------

Core structural borrowings of shareholder
financed operations other than Egg:
     Subordinated debt                              1,460             1,327         1,429
     Other                                          1,223             1,269         1,368
------------------------------------------------------------------------------------------
   Total                                            2,683             2,596         2,797
------------------------------------------------------------------------------------------
Egg subordinated debt capital                         468               451           451
Operational borrowings attributable to              6,244             6,800         6,421
shareholder financed operations (note L)
Borrowings attributable to with-profits funds       1,665             1,849         2,077
(note L)
Other non-insurance liabilities:
     Obligations under funding, stock lending and   3,774             4,469         3,504
     sale and repurchase agreements
     Net asset value attributable to unit holders   1,073               719           808
     of consolidated unit trusts and similar
     funds
     Income tax liabilities                           958             1,038         1,054
     Deferred tax liabilities                       2,681             1,995         2,244
     Accruals and deferred income                   1,514             1,354         1,700
     Other creditors                                2,690             1,962         1,502
     Provisions and other liabilities               1,172             1,062           935
------------------------------------------------------------------------------------------
Total                                              13,862            12,599        11,747
------------------------------------------------------------------------------------------
Total liabilities                                 187,287           165,793       175,267
------------------------------------------------------------------------------------------
Total equity and liabilities                      192,414          169,316        179,902
------------------------------------------------------------------------------------------



IFRS BASIS RESULTS

STATUTORY BASIS RESULTS


SUMMARY CASH FLOW STATEMENT                        Half Year 2005 Half Year 2004
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Net cash flows from operating activities (note
(i))

IFRS basis income, net of post-tax transfers to             642            644
unallocated surplus of with-profits funds, before
tax attributable to policyholders and unallocated
surplus of with-profits funds, unit linked
policies and shareholders (note D)
Changes in operating assets and liabilities                (693)          (151)
Other items                                                 (52)          (160)
--------------------------------------------------------------------------------
                                                           (103)           333
--------------------------------------------------------------------------------
Net cash flows from investing activities
Net cash flows from purchases and disposals of              (52)           (35)
property and equipment
Acquisition of subsidiaries of business operations         (141)             -
(Life Insurance Company of Georgia) (note (ii))
--------------------------------------------------------------------------------
                                                           (193)           (35)
--------------------------------------------------------------------------------
Net cash flows from financing activities
Structural borrowings of the Group:
       Shareholder financed operations (note
       (iii))
            (Redemption) Issue                             (171)            41
            Interest paid                                   (95)           (85)
       With-profits operations (note (iv))
            Interest paid                                    (9)            (9)
Equity capital:
       Issues of ordinary share capital                      40             61
       Dividends paid to shareholders                      (253)          (214)
--------------------------------------------------------------------------------
                                                           (488)          (206)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash             59            (20)
equivalents
--------------------------------------------------------------------------------
Net (decrease) increase in cash and cash                   (725)            72
equivalents
Cash and cash equivalents at beginning of period          4,429          2,800
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period (note          3,704          2,872
(v))
--------------------------------------------------------------------------------


Notes


(i) The adjusting items to IFRS basis income include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, operational interest receipts and payments, dividend receipts, income tax paid and cash flows in respect of assets categorised as available for sale investments. The most significant elements of the adjusting items are the changes in operating assets and liabilities made up as follows:


                                                 Half Year 2005 Half Year 2004
                                                           GBPm           GBPm

   Deferred acquisition costs (excluding changes            (35)           (34)
   taken directly to equity)
   Other non-investment and non-cash assets              (1,379)        (1,048)
   Investments                                           (7,870)        (2,613)
   Banking customer accounts                               (240)          (838)
   Insurance liabilities (including unallocated           8,534          1,694
   surplus)
   Other liabilities including operational                  297          2,688
   borrowings
   ---------------------------------------------------------------------------
   Changes in operating assets and liabilities             (693)          (151)
   ---------------------------------------------------------------------------


(ii) Purchases and sales of subsidiaries shown above are those of business operations. Purchases and sales of venture subsidiaries of the PAC with-profits fund and cash flows of investment funds that are subject to changes in consolidation status are accounted for in the same way as for cash flows in respect of portfolio investments, that is within operating cash flows.

(iii) Structural borrowings of shareholder financed operations consists of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

(iv) Structural borrowings of with-profits operations relate solely to the GBP100m 8.5% undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF) a ring fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating activities in the presentation above.

(v) Previously, under UK GAAP, following the requirements of FRS1 ("Cash Flow Statements"), the Group's statutory basis cash flow statement excluded the cash flows of long-term business funds. Under IFRS the cash flow statement comprises consolidated cash flows for the Group as a whole, including those of long-term business funds. Of the cash and cash equivalents amounts of GBP3,704m and GBP2,872m, GBP42m and GBP93m represent cash and cash equivalents of the parent company and related finance subsidiaries.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS

A         Basis of preparation and audit status

EU law (IAS Regulation EC 1606 / 2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards
(IFRS) adopted for use in the EU.

This interim financial information has been prepared on the basis of the recognition and measurement requirements of those standards in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first IFRS annual reporting date.

Compared to the UK GAAP basis of presentation, the statutory IFRS basis results reflect the application of:

(i) Measurement and recognition changes arising from policies the Group expects to apply on the adoption of all IFRS standards, other than IAS32 ("Financial
Instruments:  Disclosure  and  Presentation"),  IAS39  ("Financial  Instruments:
Recognition and Measurement"), and IFRS4 ("Insurance Contracts"), from 1 January 2004. The half year 2005 results include the expected effect of these three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group expects to apply in its full year 2005 financial statements in so far as they affect the summary results included in this interim report.

In addition, compared to the basis of preparing supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns has been applied in respect of the policy for determining longer-term investment returns included in operating profits. Details of the change are described in note B.

The statutory IFRS basis results for the 2005 and 2004 half years are unaudited. References to UK GAAP results throughout the statutory basis financial statements contained in this report reflect the Group's previously published results for the 2004 half year and full year. The UK GAAP basis results for the 2004 half year are unaudited. The 2004 full year UK GAAP results have been derived from the 2004 statutory accounts. The auditors have reported on the 2004 statutory accounts and they have been delivered to the Registrar of Companies. The auditors' report was not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B         Significant changes of basis of preparation and accounting policy

The changes of accounting policy that arise on the conversion to IFRS basis reporting are numerous and extend to many items of income, expenditure, assets and liabilities. Comprehensive details of the changes were included with the announcement of restated 2004 comparative results on 2 June 2005 and are available at the Group's web-site at www.prudential.co.uk or on request. The policy changes from the 2004 UK GAAP audited financial statements which are of significance to reported results are as follows:-

2004 and 2005 results

Basis of preparation

Under UK GAAP, the Group's consolidated financial statements were previously prepared in accordance with applicable accounting standards under UK GAAP including being in accordance with the Statement of Recommended Practice issued in November 2003 by the Association of British Insurers.

The statutory basis financial statements included in this report have been prepared on the basis of policies expected to be applied under IFRS for the year ending 31 December 2005. The 2004 full year results included in the IFRS financial information within this report establish the comparative financial information in summary format that the Group expects to be included in the Group's first set of IFRS financial statements for the year ending 31 December 2005. However, due to the continuing work of the IASB and possible amendments to the interpretative guidance, the Group's accounting policies and consequently the information presented may change for the Group's full year 2005 results.

The date of adoption of IFRS is 1 January 2004. As at that date the Group has applied all IASB standards on a basis prescribed or permitted by those standards in the preparation of its consolidated financial statements.

In general, a Group is required to determine its IFRS accounting policies and apply those retrospectively to determine its opening balance sheet under IFRS. However, in accordance with IFRS1 ("First-time Adoption of International Financial Reporting Standards"), the Group has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

Significant exemptions from full retrospective application elected by the Group are as follows:

Business combinations

The Group has elected not to apply retrospectively the provisions of IFRS3 ("Business Combinations") to business combinations that occurred prior to 1 January 2004. At the date of adoption, therefore, no adjustment was made between UK GAAP and IFRS shareholders' funds for any historical business combination. Consistent with this approach, goodwill recognised in the opening balance sheet at 1 January 2004 for acquired businesses that have previously been consolidated is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture fund investments, is determined by reference to net assets at transition date.

Comparatives

The Group has taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with the standards IAS32, IAS39 and IFRS4.

Consolidation principles

Inter-company transactions

Previously, under UK GAAP, all inter-company transactions were eliminated on consolidation except for investment management fees charged by M&G and the Group's US and Asia fund management operations to long-term business funds.

Under IFRS, all inter-company transactions are eliminated on consolidation. Investment management fees charged by M&G, and the Group's US and Asia fund management operations to long-term business funds are recorded within inter-segment revenue and expenditure as set out in note D but eliminated on consolidation in the summary income statement.

Entities subject to consolidation

Previously, under UK GAAP, the assets and liabilities and results of entities were consolidated where Prudential had a controlling interest under the terms of Companies Act legislation, FRS2 ("Accounting for subsidiary undertakings") and other relevant UK GAAP interpretations.

Entities are consolidated under IFRS if they fall within the scope of IAS27 ("Consolidated and Separate Financial Statements") and the IFRIC interpretation, SIC12 ("Consolidation - Special Purpose Entities"), of the IASB. Under IFRS, certain investment vehicles are newly consolidated due to the requirements differing from UK GAAP.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)

B Significant changes of basis of preparation and accounting policy (continued)

2004 and 2005 results (continued)

Basis of presentation of tax charges

Under Companies Act requirements, previously, tax charges attributable to policyholders and unallocated surplus of with-profits funds and unit linked policies were charged, together with tax charges attributable to the long-term business result attributable to shareholders, as an expense in the long-term business technical account of the Company's Act format of the profit and loss account. In the non-technical section (i.e. the summary profit and loss section attributable to shareholders) the post-tax balance transferred from the long-term business technical account was grossed up by attributable shareholder tax to derive the pre-shareholder tax long-term business result. Tax charges in the non-technical account reflected the aggregate of the shareholder tax on the long-term business result and on the Group's other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes i.e. 'profit before tax' is shown in the income statement as "IFRS basis income (representing income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit linked policies and shareholders)". Separately, within the income statement "Profit from continuing operations (including actual investment returns) before tax attributable to shareholders" is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation on life assurance companies.

Pension costs

Under UK GAAP, the Group applied the provisions of SSAP24 ("Pension Costs"). Consistent with the surplus financial position of the Prudential Staff Pension Scheme (PSPS) (which accounts for 90 per cent of the liabilities of the Group's defined benefit pension schemes) at 5 April 2002, when the scheme was last subject to a full triennial actuarial valuation, and the scheme rules over minimum levels of funding, no SSAP24 basis prepayment or provision has been reported in the Group's UK GAAP balance sheet. Additional disclosures were made in the notes to the Group's financial statements concerning the Group's UK defined benefit schemes, applying the methodology prescribed by FRS17 ("Retirement Benefits").

Under IAS19 ("Employee Benefits") the impact of the surplus or deficit of defined benefit pension schemes on the consolidated net assets of the Group is determined by the difference between the market value of assets held within the schemes and the net present value of projected future cash flows based on accrued liabilities. The net present value is determined by applying a discount rate based on the yield at the balance sheet date on high quality corporate bonds.

The deficits on the Group's defined benefit pension schemes are apportioned between shareholders' equity and unallocated surplus of the PAC with-profits fund based on the weighted cumulative activity attaching to the contributions paid into the schemes in the past. For the PSPS scheme it is currently estimated that 80 per cent of the deficit is attributable to the PAC with-profits fund and 20 per cent to shareholder backed operations.

The IAS income statement charge for pension costs comprises two items, namely

(a) The aggregate of the actuarially determined service cost of the currently employed personnel, the unwind of discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the reporting period, and

(b) Actuarial gains and losses. These gains and losses arise from changes in assumptions, the difference between actual and expected investment return on the scheme assets, and experience gains and losses on liabilities.

Goodwill

Under UK GAAP, with effect from 1 January 1998, goodwill arising from acquisitions was reflected as an asset on the balance sheet and amortised through the consolidated profit and loss account on a straight line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders' funds. As permitted under the transitional arrangements of FRS10, ("Goodwill and Intangible Assets"), amounts previously charged to shareholders' funds were not reinstated as assets in the UK GAAP balance sheet.

Under IFRS, the goodwill balance at 1 January 2004 reflects the carrying value of UK GAAP goodwill for previously consolidated entities at that date on the basis described above, as well as goodwill on certain newly consolidated entities. Under IFRS, goodwill is no longer amortised. However, impairment testing is required annually and on adoption. In addition, as prescribed by IFRS1 ("First-time Adoption of International Financial Reporting Standards"), goodwill previously charged to shareholders' funds on transition is not transferred to the income statement upon disposal of the relevant entity. For half year 2005 an impairment charge in respect of goodwill attaching to the Japan Life Insurance business was appropriate.

Share based payments

The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trusts relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trusts relating to non-SAYE plans are conditionally gifted to employees. Previously, under UK GAAP, compensation for non-SAYE plans was recorded over the periods to which share awards or options were earned based on intrinsic value. No costs were required to be recorded for SAYE plans.

Under IFRS, share based payments are accounted for on a fair value basis. The fair value is recognised in the income statement over the relevant vesting period and adjusted for lapses and forfeitures with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share based payment depends upon vesting outcomes attaching to market based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modelling is required to take into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest on account of these performance conditions not being met.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)

B Significant changes of basis of preparation and accounting policy (continued)

2004 and 2005 results (continued)

Shareholders' dividends

Previously, under UK GAAP, shareholders' dividends were accrued in the period to which they related regardless of when they were declared. Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the movement on capital and reserves for a half year period therefore reflects the final dividend in respect of the prior year.

Additional significant changes for the 2005 results

Adoption of IAS32, IAS39 and IFRS4

The Group has chosen to apply the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS32 ("Financial Instruments: Disclosure and Presentation"), IAS39 ("Financial
Instruments: Recognition and Measurement") and IFRS4 ("Insurance Contracts"). These standards have been formally adopted on 1 January 2005. The principal effects of adopting these standards arises in the Group' UK and Europe long-term business contracts, JNL's fixed income securities and derivative instruments, and Egg's banking assets, liabilities and derivatives positions.

Long-term business

On adoption of these standards, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS4 as either "insurance" contracts, if the level of insurance risk in the contracts is significant, or "investment" contracts, if the risk is insignificant. Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to apply this approach. However, as an improvement to accounting policy, permitted by IFRS, the Group has applied the requirements of the UK standard FRS27 ("Life Assurance") to its UK with-profits funds as explained in note I. For those "investment" contracts with discretionary participating features, IFRS4 also permits the continued application of previously applied GAAP. The Group has chosen to apply this approach.

For those "investment" contracts that do not contain discretionary participating features, IAS39 and, where the contract includes an investment management element, IAS18 ("Revenue") apply measurement principles to the assets and liabilities attaching to the contract that may diverge from those previously applied under UK GAAP. The changes primarily arise in respect of deferred acquisition costs, deferred income reserves and provisions for future expenses commonly called "sterling reserves".

Under UK GAAP, acquisition expenses are deferred with amortisation on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, acquisition costs for investment contracts are deferred to the extent that is appropriate to recognise an asset that represents the entity's contractual right to benefit from providing investment management services and is amortised as the entity recognises the related revenue. IAS18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income provisions for front end fees and similar arrangements are required to be established for investment management contracts under IAS18 with amortisation over the expected life of the contract in line with service provision. In contrast to UK GAAP, sterling reserves are not permitted to be recognised under IFRS. An additional feature is that investment contracts are closer in nature to a deposit style arrangement between the policyholder and the company. Under IFRS premiums and withdrawals for these contracts are recorded within the balance sheet directly as a movement on the policyholder liability. After making these and other consequential changes, the IFRS income statement reflects fee income on the contracts, expenses and taxation rather than the UK GAAP basis revenue account.

The investment contract classification applies primarily to certain unit linked and similar contracts in the UK Insurance Operations and Guaranteed Investment Contracts of Jackson National Life (JNL). However, significant differences between the timing of recognising profitability under UK GAAP and IFRS bases are confined to the UK contracts only.

JNL fixed income securities and derivative instruments

Under IAS39, except for loans and receivables, and unless designated under the very restrictive held to maturity classification on an asset by asset basis, most financial assets, including derivatives, are carried in the balance sheet at fair value. To this extent IAS39 is consistent with the basis of valuation applied under UK GAAP for most financial assets of the Group's UK and Asian insurance operations. On application of IAS39, movements in the fair value of investments are recorded either in the income statement or directly to shareholders' reserves in the balance sheet, depending upon the designation and the impact of hedge accounting rules. Derivative instruments are carried at fair value with value movements being recorded in the income statement. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness.

The changes from UK GAAP to the basis applied from 1 January 2005 arising from these valuation requirements are concentrated on the accounting for the investments and derivatives of JNL. Previously the fixed income securities of JNL, unless impaired, were accounted for at amortised cost with derivatives similarly treated. On adoption of IAS39, the Group has decided to account for JNL's fixed income securities on an "available-for-sale" (AFS) basis whereby the fixed income securities are accounted for at fair value with movements in fair value being recorded in the Statement of Recognised Income and Expense i.e. directly to shareholders' reserves rather than the income statement. Value movements for JNL's derivatives are however booked in the income statement as required by IAS39.

The Group has decided not to seek to hedge account for the majority of JNL's derivatives under IAS39. To do so would require a wholesale re-configuration of JNL's derivative book into much smaller components than currently applied by JNL through its economic hedge programme, and accompanied by an extra layer of hedging instruments, beyond what is economically rational.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)

B Significant changes of basis of preparation and accounting policy (continued)

Additional significant changes for the 2005 results (continued)

Egg

The changes of policy for Egg arising from the adoption of IAS39 arise primarily in respect of determination of effective interest rates, impairment losses on loans and advances to customers, carrying values of wholesale financial instruments and equity savings products.

For credit card receivables, under UK GAAP, the carrying amount of credit card receivables with low or zero rate interest on balance transfers are carried at cost with interest being accrued at 0% during the incentive period and then at the standard rate thereafter. Under IAS39, these receivables are measured on an amortised cost basis.

For loans and advances to customers, specific and formulated provisions are raised against non-performing loans and a general provision against the balance. Under IAS39, an impairment loss is only recognised when there is objective evidence that a debt is impaired.

Wholesale instruments, under UK GAAP, were previously accounted for on an accruals cost basis. Under IAS39, certain wholesale financial instruments are required to be measured at fair value, and depending on whether they have been classified as fair value through the profit and loss or available-for-sale, the changes in fair value are recognised in the income statement or in equity respectively. The adjustments for wholesale financial instruments also include the impact of designating some of Egg's derivatives as cash flow hedges.

Certain equity savings products contain embedded derivatives. Previously these derivatives have been accounted for on an amortised cost basis. Under IAS39, they are required to be fair valued.

Supplemental earnings information and discretionary non-IFRS change of policy for longer-term investment returns

Previously, under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed business were based on the expected longer-term rates of return. For fixed income securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit.

Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results, as disclosed in note E. For the purposes of measuring operating profit, investment returns on shareholder financed business continue to be based on the expected longer-term rate of return. However, for fixed income securities, the five year averaging approach described above has been replaced with a basis that more closely reflects longer-term experience. The amount included in operating results for longer-term capital returns comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest related realised gains and losses to operating results to the date when sold bonds would have otherwise matured. This change has been applied following a comprehensive review of the Group's accounting policies and is unrelated to the requirements of IFRS.

Items excluded from operating profit, but included in total pre-tax profit of continuing operations, include goodwill impairment charges, short-term fluctuations in investment returns (i.e. actual less longer-term returns) and actuarial gains and losses on defined benefit pension schemes. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes, the component for short-term fluctuations in investment returns is determined by reference to plan assets plus any Prudential policies held by the scheme. Total profits are unaffected by the change of basis of determining longer-term investment returns.

The supplemental earnings information in the statutory basis financial statements is presented for 2005 but not for 2004 comparative results. This is because the comparative 2004 results do not incorporate the effects of adoption of IAS32, IAS39 and IFRS4 and are thus inconsistent with the basis of preparation for the 2005 results. A comparison of supplemental earnings information based on the statutory IFRS basis results for 2005 and proforma IFRS results for 2004, which reflect the estimated effects of adoption of these three standards on the 2004 results of the Group's insurance operations is included in the supplementary IFRS results within this report.

IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)


C Reconciliations of summary income statements


                               Half Year 2004                                Full Year 2004
                             IFRS adjustments                               IFRS adjustments
                   -----------------------------------------  ---------------------------------------------
                      UK Presentation Recognition, Statutory  UK GAAP Presentation Recognition, Statutory
                    GAAP           of  measurement      IFRS  (note C           of  measurement      IFRS
                 (note C      UK GAAP          and     basis     (i))      UK GAAP          and     basis
                    (i))      in IFRS        other                         in IFRS        other
                               format      changes                          format      changes
                         (note C (i))(note C (ii))                    (note C (i))(note C (ii))
                    GBPm         GBPm         GBPm      GBPm     GBPm         GBPm         GBPm      GBPm
---------------------------------------------------------------------------------------------------------
Insurance contract 7,397            0            0     7,397   16,099            0            0    16,099
revenues
Investment         2,380          987         (122)    3,245   13,917        2,074         (249)   15,742
income
UK fund management    79          (79)           0         0      136         (136)           0         0
result
US broker dealer      (2)           2            0         0      (14)          14            0         0
and fund
management
result
Asia fund             10          (10)           0         0       19          (19)           0         0
management
result
UK banking result     30          (30)           0         0       63          (63)           0         0
(continuing
operations)
Other                  0          350          536       886        0          760        1,266     2,026
income
---------------------------------------------------------------------------------------------------------
Total revenue      9,894        1,220          414    11,528   30,220        2,630        1,017    33,867
---------------------------------------------------------------------------------------------------------
Benefits and      (8,410)          (7)        (165)   (8,582)  (26,598)        (37)          51   (26,584)
claims for
insurance
contracts, and
movement in
unallocated
surplus of
with-profits funds
determined after
charging taxes
borne by
policyholders and
unallocated
surplus of
with-profits funds
and unit linked
policies
Acquisition costs   (901)      (1,119)        (188)   (2,208)  (2,069)      (2,397)      (1,060)   (5,526)
and other
operating
expenditure
Interest on                       (94)                   (94)                 (196)                  (196)
structural
borrowings
Amortisation of      (48)           0           48         0      (94)           0           94         0
goodwill
(continuing
operations)
---------------------------------------------------------------------------------------------------------
Total charges      (9,359)     (1,220)        (305)  (10,884)  (28,761)     (2,630)        (915)  (32,306)
---------------------------------------------------------------------------------------------------------

IFRS basis income,   535                       109       644    1,459                       102     1,561
net of post-tax
transfers to
unallocated
surplus of
with-profits
funds, before tax
attributable to
policyholders and
unallocated
surplus of
with-profits
funds, unit linked
policies and
shareholders
Income tax          (226)                      (23)     (249)    (701)                      (10)     (711)
attributable to
policyholders and
unallocated
surplus of
with-profits funds
and unit linked
policies
---------------------------------------------------------------------------------------------------------
Profit from          309                        86       395      758                        92       850
continuing
operations
(including actual
investment
returns) before
tax attributable
to shareholders
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Income tax
(expense) benefit
attributable to
shareholders:
    Total tax       (354)                      (33)     (387)    (947)                       (4)     (951)
    attributable
    to
    policyholders
    and
    unallocated
    surplus of
    with-profits
    funds, unit
    linked
    policies and
    shareholders
    Less: Income     226                        23       249      701                        10       711
    tax
    attributable
    to
    policyholders
    and
    unallocated
    surplus of
    with-profits
    funds and unit
    linked
    policies
---------------------------------------------------------------------------------------------------------
Income tax          (128)                      (10)     (138)    (246)                        6      (240)
attributable to
shareholders
---------------------------------------------------------------------------------------------------------
Profit from          181                        76       257      512                        98       610
continuing
operations after
tax
Discontinued         (18)                        1       (17)     (94)                               (94)
operations (net of
tax)
---------------------------------------------------------------------------------------------------------
Profit for the       163                        77       240      418                        98      516
period
---------------------------------------------------------------------------------------------------------

Attributable to:
    Equity holders   156                        77       233      428                        89      517
    of the parent
    company
    Minority           7                         0         7      (10)                        9       (1)
    interest
---------------------------------------------------------------------------------------------------------
Profit for the       163                        77       240      418                        98      516
period
---------------------------------------------------------------------------------------------------------


Notes


C (i) UK GAAP results

The UK GAAP basis results shown above reflect those previously recorded in the technical accounts and non-technical account of the Group's profit and loss account under Companies Act requirements. These results are then reconfigured to be consistent with the format expected to be applied for reporting in the Group's 2005 full year financial statements under IFRS.

C (ii) Recognition, measurement and other changes

Changes to profit from continuing operations (including actual investment returns) before and after tax attributable to shareholders, for Half Year 2004 and Full Year 2004 reflect the expected effects of IFRS adoption. In summary the effects are for:


                                               Half Year 2004   Full Year 2004
                                                         GBPm             GBPm

   Egg - primarily relates to charges for                   1               (2)
   share based payments in respect of Egg
   shares
   Additional pension costs and share based                (2)              (4)
   payments costs in respect of Prudential plc
   shares not allocated by business unit
   Amortisation of goodwill not permitted                  48               94
   under IFRS
   Actuarial gains and losses of defined                   48               (7)
   benefit schemes recognised under IFRS
   Value movements of US investment funds                  (9)               2
   newly consolidated under IFRS
   Share of profits of venture investment                   0                9
   companies and property partnerships of the
   PAC with-profits fund, newly consolidated
   under IFRS, that is attributable to
   external investors.
                                                       --------         --------
   Total changes before tax                                86               92

   Related tax                                            (10)               6
                                                       --------         --------
   Total changes after tax                                 76               98
                                                       --------         --------

Changes to revenue, charges, and related tax of the Group's with-profits funds principally relate to measurement differences on investments, consolidation criteria for venture and subsidiaries, and pension cost accounting. The total change to IFRS basis income for these changes for Half Year 2004 and Full Year 2004 after related tax adjustments was GBP160m and GBP(22)m respectively. These amounts have been reflected by changes of an equal and opposite amount to transfers to unallocated surplus with no net effect on shareholder results. For Half Year 2004, GBP126m of that GBP160m change relates to pension costs due to actuarial gains on the Group's UK defined benefit pension schemes.

A summarised explanation of the changes of accounting policies that give rise to these adjustments is contained in note B.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)


                                                                           Half Year    Half Year
D  Segment disclosure                                                      2005 GBPm    2004 GBPm
--------------------------------------                                         -------     --------

Revenue
---------
Long-term business, including revenue of PAC venture fund and other           17,679       10,661
investment subsidiaries
Banking                                                                          682          591
Broker dealer and fund management                                                420          384
Unallocated corporate                                                             67           35
Intragroup revenue eliminated on consolidation                                  (147)        (143)
--------------------------------------                                         -------     --------
                                                                              18,701       11,528
Total revenue per income statement
--------------------------------------                                         -------     --------

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
-------------------------------------------------------------------------

Long-term business, including expenditure of PAC venture fund and other      (16,964)     (10,082)
investment subsidiaries and post-tax transfers to unallocated surplus of with-profits funds
Banking                                                                         (669)        (558)
Broker dealer and fund management                                               (329)        (291)
Unallocated corporate                                                           (244)         (96)
Intragroup charges eliminated on consolidation                                   147          143
--------------------------------------                                         -------     --------
                                                                             (18,059)     (10,884)
Total charges per income statement
--------------------------------------                                         -------     --------

Segment results - Revenue less charges
Long-term business                                                               715          579
Banking                                                                           13           33
Broker dealer and fund management                                                 91           93
Unallocated corporate                                                           (177)         (61)
--------------------------------------                                         -------     --------

IFRS basis income, net of post-tax transfers to unallocated surplus of           642          644
with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit linked policies, and shareholders

Income tax attributable to policyholders and unallocated surplus of             (182)        (249)
with-profits funds and unit linked policies
--------------------------------------                                         -------     --------
Profit from continuing operations (including actual investment returns)          460          395
before tax attributable to shareholders                                        -------     --------
--------------------------------------



E Supplementary analysis of profit from continuing operations (including actual investment returns) before tax attributable to shareholders and related earnings per share



Profit from continuing operations        Half Year     Half Year     Full year
before tax                               2005 GBPm     2004 GBPm     2004 GBPm

---------------------------------            -------       -------       -------

Operating profit from continuing               469
operations based on longer-term
investment returns before exceptional
items
Goodwill impairment charge                     (95)          Not           Not
Short-term fluctuations in investment           94    applicable    applicable
returns on shareholder backed
business
Shareholders' share of actuarial gains          (8)    (see note E   (see note E
and losses on defined benefit pension                       (i))          (i))
schemes
---------------------------------            -------       -------       -------
Profit from continuing operations              460
(including actual investment returns)
before tax attributable to
shareholders
---------------------------------            -------       -------       -------

Earnings per share from continuing
operations

From operating profit based on              14.0p
longer-term investment returns after tax
and related minority interest of GBP331m
Adjustment for goodwill impairment          (4.0)p           Not           Not
charge
Adjustment from post-tax longer-term         3.0p     applicable    applicable
investment returns to post-tax actual
investment returns (after related
minority interest)
Adjustment for post-tax shareholders'       (0.3)p (see note E(i))   (see note E
share of actuarial gains and losses on                                      (i))
defined benefit pension schemes
---------------------------------            -------       -------       -------
Based on profit from continuing             12.7p
operations after minority interest of
GBP299m
---------------------------------            -------       -------       -------


Note


E (i) The supplementary analysis of statutory IFRS basis results shown above has been presented only for half year 2005. Details have not been provided for 2004 as the results would not be comparable. This is due to IAS32, IAS39 and IFRS4 being only adopted from 1 January 2005.


Additional analysis of the 2005 result, and proforma basis comparative results for 2004 as if these standards had been applied by the Group's insurance operations from 1 January 2004, is provided as supplementary information to these financial statements. The analysis on those pages does not form part of the financial statements.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)

F         Reconciliations of equity and balance sheets


At 1 January 2004                               Shareholders'    Minority     Total
                                                       equity    interest    equity
                                                         GBPm        GBPm      GBPm
-----------------------------------------------------------------------------------
Changes on adoption of statutory IFRS basis
----------------------------------------------
Treasury shares adjustment for Prudential plc             (40)                  (40)
shares held by unit trusts newly consolidated
under IFRS (note F(i))
Minority share of equity of consolidated                               32        32
venture investments companies and property
partnerships of the PAC with-profits fund
(note F(i))
Shareholders' share of deficits (net of tax)             (110)                 (110)
of UK defined benefit pension schemes (note F
(ii))
Timing difference on recognition of dividend              214                   214
declared after balance sheet date (note F
(iii))
Other items                                                (8)         (2)      (10)
-----------------------------------------------------------------------------------
Total                                                      56          30        86

Equity at 1 January 2004
----------------------------
As previously published under UK GAAP                   3,240         107     3,347
-----------------------------------------------------------------------------------
As restated under statutory IFRS                        3,296         137     3,433
-----------------------------------------------------------------------------------



IFRS BASIS RESULTS


STATUTORY BASIS RESULTS


NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)


F         Reconciliations of equity and balance sheets (continued)


At 30 June 2004                  Effect of changes on implementation of IFRS
                                      Recognition and measurement changes
                           -------------------------------------------------------------------
                            UK     Newly    Defined       Other Grossing-     Total Statutory
                          GAAP  consoli-    benefit recognition        up      IFRS      IFRS
                                   dated    pension         and       and   changes     basis
                                entities    schemes measurement     other
                                 (note F accounting     changes    format
                                    (i))    (note F     (note F   changes
                                              (ii))      (iii))
                          GBPm      GBPm       GBPm        GBPm      GBPm      GBPm      GBPm
----------------------------------------------------------------------------------------------
Assets

Goodwill:
    Attributable to                  565                                        565       565
    PAC with-profits
    fund
    Attributable to      1,456                               48                  48     1,504
    shareholders
Investments: per IFRS              2,124                    (21)  153,046   155,149   155,149
balance sheet
Investments: per UK    120,061                                   (120,061) (120,061)        0
GAAP analysis
(non-linked, linked
and banking business
assets)
Other items             42,717     1,366         56         122   (32,163)  (30,619)   12,098
----------------------------------------------------------------------------------------------
Total assets           164,234     4,055         56         149       822     5,082   169,316
----------------------------------------------------------------------------------------------

Equity and
liabilities
Equity
Attributable to          3,320       (51)       (78)        161                  32     3,352
shareholders of the
parent company
Minority interest          103        70                     (2)                 68       171
----------------------------------------------------------------------------------------------
Total equity             3,423        19        (78)        159                 100     3,523
----------------------------------------------------------------------------------------------
Liabilities
Banking customer                                                    6,699     6,699     6,699
accounts: per IFRS
balance sheet
Banking business        12,245                                    (12,245)  (12,245)        0
liabilities: per UK
GAAP balance sheet
Insurance liabilities:

    Contract           123,091                 (115)          5                (110)  122,981
    liabilities
    (non-linked and
    linked business)
    Unallocated         12,110        28       (312)         (8)               (292)   11,818
    surplus of
    with-profits
    funds
Borrowings: per IFRS
balance sheet
    Core structural                                                 2,596     2,596     2,596
    borrowings of
    shareholder
    financed
    operations
    (excluding Egg)
    Other borrowings               1,086                      9     6,156     7,251     7,251
    attributable to
    shareholder
    financed
    operations
    Borrowings                     1,642                     98       109     1,849     1,849
    attributable to
    with-profits
    funds
Borrowings: per UK       4,589                                     (4,589)   (4,589)        0
GAAP balance sheet
(subordinated
liabilities, debenture
loans and other
borrowings)
Dividend payable           109                             (109)               (109)        0
Other non-insurance      8,667     1,280        561          (5)    2,096     3,932    12,599
liabilities
----------------------------------------------------------------------------------------------
Total liabilities      160,811     4,036        134         (10)      822     4,982   165,793
----------------------------------------------------------------------------------------------

Total equity and       164,234     4,055         56         149       822     5,082   169,316
liabilities
----------------------------------------------------------------------------------------------



At 31 December 2004             Effect of changes on implementation of IFRS
                                       Recognition and measurement changes
                           -------------------------------------------------------------------
                            UK      Newly    Defined       Other Grossing     Total Statutory
                          GAAP   consoli-    benefit recognition      -up      IFRS      IFRS
                                    dated    pension         and      and   changes     basis
                                 entities    schemes measurement    other
                                 (note F accounting      changes   format
                                    (i))    (note F      (note F  changes
                                              (ii))       (iii))
                         GBPm      GBPm       GBPm        GBPm       GBPm        GBPm    GBPm
---------------------------------------------------------------------------------------------

Assets
Goodwill:
    Attributable to                  754                                        754       754
    PAC with-profits
    fund
    Attributable to      1,367                               94                  94     1,461
    shareholders
Investments: per IFRS              1,978                     35   162,459   164,472   164,472
balance sheet
Investments: per UK    129,468                                   (129,468) (129,468)        0
GAAP analysis
(non-linked, linked
and banking business
assets)
Other items             43,741     1,477        102          50   (32,155)  (30,526)   13,215
----------------------------------------------------------------------------------------------
Total assets           174,576     4,209        102         179       836     5,326   179,902
----------------------------------------------------------------------------------------------

Equity and
liabilities
Equity
Attributable to          4,281       (30)      (117)        356                 209     4,490
shareholders of the
parent company
Minority interest           71        76                     (2)                 74       145
----------------------------------------------------------------------------------------------
Total equity             4,352        46       (117)        354                 283     4,635
----------------------------------------------------------------------------------------------
Liabilities
Banking customer                                                    6,607     6,607     6,607
accounts: per IFRS
balance sheet
Banking business        11,216                                    (11,216)  (11,216)        0
liabilities: per UK
GAAP balance sheet
Insurance liabilities:

    Contract           129,101                 (125)          4         1      (120)  128,981
    liabilities
    (non-linked and
    linked business)
    Unallocated         16,686         6       (472)        (34)               (500)   16,186
    surplus of
    with-profits
    funds
Borrowings: per IFRS
balance sheet
    Core structural                                                 2,797     2,797     2,797
    borrowings of
    shareholder
    financed
    operations
    (excluding Egg)
    Other borrowings                 972                      9     5,891     6,872     6,872
    attributable to
    shareholder
    financed
    operations
    Borrowings                     1,828                    105       144     2,077     2,077
    attributable to
    with-profits
    funds
Borrowings: per UK       4,673                                     (4,673)   (4,673)        0
GAAP balance sheet
(subordinated
liabilities, debenture
loans and other
borrowings)
Dividend payable           253                             (253)               (253)        0
Other non-insurance      8,295     1,357        816          (6)    1,285     3,452    11,747
liabilities
----------------------------------------------------------------------------------------------
Total liabilities      170,224     4,163        219        (175)      836     5,043   175,267
----------------------------------------------------------------------------------------------

Total equity and       174,576     4,209        102         179       836     5,326   179,902
liabilities
----------------------------------------------------------------------------------------------



IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)

F Reconciliations of equity and balance sheets (continued)

Notes

F(i)      Newly consolidated entities

Under IAS27 and SIC12, the Group is required to consolidate the assets and liabilities of certain entities which have previously not been consolidated. The principal change to shareholders' equity arises from an adjustment in respect of Prudential plc shares held by unit trusts that are newly consolidated. These shares are accounted for as treasury stock and the cost of purchase of GBP44m, GBP44m and GBP29m is deducted from shareholders' equity at 1 January 2004, 30 June 2004 and 31 December 2004 respectively. The change to the minority share of equity reflects external parties' interest in consolidated venture investment companies and property partnerships of the PAC with-profits fund. Measurement changes to the carrying value of these companies that are attributable to the PAC with-profits fund share are reflected in unallocated surplus.

F(ii) Defined benefit pension schemes accounting

Provisions  for  deficits on the Group's  defined  benefit  pension  schemes are absorbed by the unallocated surplus of the PAC with-profits fund and shareholders' funds on a basis that reflects the weighted cumulative activity attaching to the contributions paid in the past, and after deduction of deferred tax. The M&G scheme held Prudential Group's Insurance policies as scheme assets of GBP115m at 30 June 2004 and GBP125m at 31 December 2004. The asset and liability are eliminated on consolidation.

F(iii) Other recognition and measurement changes

Under IFRS, dividends declared after the balance sheet date are not recognised as a liability. In addition, goodwill under IFRS represents the balance sheet carrying value at adoption date as discussed in note B. Adjustments in the table are to write-back amortisation previously charged under UK GAAP from 1 January 2004.


IFRS BASIS RESULTS

STATUTORY BASIS RESULTS

NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)


G Effect of adoption of IAS32, IAS39, and IFRS4 at 1 January 2005


                               Effect of adoption of IAS32, IAS39 and IFRS4
                                   Recognition and measurement changes
                         -----------------------------------------------------------------------
                        Statutory         UK  Jackson    Banking Grossing-    Total Statutory
                             IFRS        and National        and        up   effect      IFRS
                            basis     Europe     Life       non-       and              basis
                               at  insurance    (note  insurance     other           at 1 Jan
                               31 operations   G(ii)) operations    format               2005
                              Dec    (note G               (note   changes
                             2004       (i))             G(iii))
                         (note F)
                             GBPm       GBPm     GBPm       GBPm      GBPm     GBPm      GBPm
----------------------------------------------------------------------------------------------
Assets
Goodwill:
     Attributable to PAC      754                                                         754
     with-profits fund
     Attributable to        1,461                                                       1,461
     shareholders

Deferred acquisition
costs:
     PAC with-profits         798       (798)                                  (798)        0
     fund (note I)
     Other operations       2,122         43     (456)                         (413)    1,709
Investments               164,472       (145)   1,262        145        55    1,317   165,789
Other assets (excluding    10,295         26       66       (118)               (26)   10,269
deferred acquisition
costs and goodwill)
----------------------------------------------------------------------------------------------
Total assets              179,902       (874)     872         27        55       80   179,982
----------------------------------------------------------------------------------------------

Equity and liabilities
Equity
     Attributable to        4,490        (12)     273        (25)               236     4,726
     shareholders of the
     parent company
     Minority interest        145                             (3)                (3)      142
----------------------------------------------------------------------------------------------
     Total equity           4,635        (12)     273        (28)               233     4,868
----------------------------------------------------------------------------------------------
Liabilities
Banking customer            6,607                             84                 84     6,691
accounts
Insurance liabilities:
     Contract             128,981      7,020      (51)                        6,969   135,950
     liabilities
     (non-linked and
     linked business)
     Unallocated surplus   16,186     (7,840)                                (7,840)    8,346
     of with-profits
     funds
Borrowings:
     Core structural        2,797                                                       2,797
     borrowings of
     shareholder
     financed operations
     (excluding Egg)
     Other borrowings       6,872                 207         62                269     7,141
     attributable to
     shareholder
     financed
     operations
     Borrowings             2,077                                                       2,077
     attributable to
     with-profits
     funds
Other non-insurance
liabilities:
     Deferred tax           2,244        (91)     218         (6)               121     2,365
     liabilities
     Other                  9,503         49      225        (85)       55      244     9,747
----------------------------------------------------------------------------------------------
Total liabilities         175,267       (862)     599         55        55     (153)  175,114
----------------------------------------------------------------------------------------------

Total equity and          179,902       (874)     872         27        55       80   179,982
liabilities
----------------------------------------------------------------------------------------------




Notes


A summary explanation of the requirements of IAS32, IAS39 and IFRS4 and basis of application by the Group is contained in note B. The changes shown above reflect the impact of re-measurement for :


G (i) UK and Europe Insurance Operations


(a) Certain unit linked and similar contracts that do not contain significant insurance risk and are thus categorised as investment contracts under IFRS4. The net of tax shareholder impact is to reduce shareholders' equity at 1 January 2005 by GBP8m


(b) Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS4. The changes correspond to those applicable if the Group had adopted FRS27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits fund are remeasured as described in Note I. At 1 January 2005, the unallocated surplus is subject to a transition adjustement of GBP(7.8)bn. Shareholders' equity is not affected by this change.


The unallocated surplus of GBP8.3bn at 1 January 2005 post IAS39 and IFRS4 adoption, comprises GBP8.0bn for the PAC with-profits fund and GBP0.3bn for Asian subsidiaries. The GBP8.0bn for the PAC with-profits fund represents:


                                                                           GBPbn

Regulatory basis realistic surplus of with-profits sub fund and SAIF       6.0
Add back: Regulatory basis provision for future shareholder                2.9
transfers                                                               --------
                                                                           8.9
Value of non-participating business not explicitly allocated to asset     (0.9)
shares                                                                  --------
Accounts Basis                                                             8.0
                                                                        ========



Other reconciling items for the differences between regulatory and accounts basis carrying values of assets and liabilities net to less than GBP0.05 billion


G (ii) Jackson National Life

Under IAS39, JNL's fixed income securities and derivative financial instruments are re-measured to fair value from the lower of amortised cost and, if relevant, impairment value. Fair value movements on fixed income securities, net of "shadow" changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.


G (iii) Banking and non-insurance operations

Under IAS39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders' equity of these changes, after tax, is a deduction of GBP15m. A further GBP10m reduction in equity arises on certain centrally held financial instruments and derivatives.



IFRS BASIS RESULTS


STATUTORY BASIS RESULTS


NOTES ON THE UNAUDITED STATUTORY BASIS RESULTS (CONTINUED)


H Jackson National Life - Fixed income securities


Statement of Recognised Income and Expense


IAS32 and IAS39 have been adopted from 1 January 2005. Accordingly, for 2004 under IFRS, financial instruments continue to be accounted for under previous GAAP. For Jackson National Life fixed income securities have been accounted for at amortised cost, unless impaired. From 1 January 2005, these assets have been classified as available-for-sale under IAS39 with valuation at fair value.
Unrealised gains and losses and reclassification adjustments for gains and losses included in net income are recorded from 1 January 2005 within the Statement of Recognised Income and Expense.


Balance sheet


Due to the change in the valuation basis referred to above, the carrying values of the fixed income securities of Jackson National Life in the Group balance sheet that have been included are not comparable. The fair value of the fixed income securities at 31 December 2004 was GBP22.5bn. After deduction of related changes to deferred acquisition costs and deferred tax, there was a consequential impact on shareholders' equity at 1 January 2005, on adoption of IAS32 and IAS39, of GBP397m for the changed basis of valuation of Jackson's securities, as shown in note G.


I Unallocated surplus of with-profits funds


The unallocated surplus of with-profits funds reflects the excess of assets over technical provisions and other liabilities and represents amounts that have yet to be allocated to policyholders and shareholders. For the Group's 2004 financial statements, and as applied for IFRS purposes for 2004 in these financial statements, the technical provisions in respect of insurance and investment contracts of UK regulated with-profits funds have been determined in accordance with the modified statutory basis of accounting that applied under UK GAAP. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting which effectively constitutes the Peak 1 basis under the new FSA regime.


On this basis the unallocated surplus of the PAC with-profits fund for 30 June 2004 and 31 December 2004 was GBP11,858m and GBP16,301m respectively. After inclusion of the unallocated surplus of with-profits funds of Asian subsidiaries the unallocated surplus in the consolidated Group balance sheet at 30 June 2004 and 31 December 2004 was GBP12,110m and GBP16,686m. Following changes arising from the application of IFRS requirements applicable for 2004, the IFRS basis unallocated surplus for the Group is altered as described in Note F.

The FSA's Peak 2 calculation under the new realistic regime which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities for UK regulated with-profits funds to be calculated as:

           -   a with-profits benefits reserve (WPBR); plus

           -   future policy related liabilities (FPRL); plus

           -   the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charge, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs. The cost of guarantees, options and smoothing is very sensitive to the bonus, Market Value Reduction and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. The management actions assumed are consistent with the management policy for with-profits funds and the disclosures in the publicly available Principles and Practices of Financial Management.

On adoption of IFRS 4 at 1 January 2005, the Group has chosen to improve its accounting policy in respect of the insurance assets and liabilities of UK regulated with-profits funds. The improvement is consistent with the requirements of FRS27 that apply for life assurers reporting under UK GAAP in 2005.

The Peak 2 approach underpins the requirements of FRS27. The main changes that are required for UK regulated with-profits funds are:

           - De-recognition of deferred acquisition costs and related deferred tax

           - Inclusion of the FSA Peak 2 basis of the value of in-force non-participating business written by the PAC with profits sub-fund, and the Scottish Amicable Insurance Fund; and

           - Replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

Adjusted realistic liabilities represent the Peak 2 realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for shareholders' share of future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but for accounting purposes shareholder transfers are recognised only on declaration.

For accounting purposes, to the extent that the value of non-participating business has been taken into account in determining projected policyholder benefits, deduction is made from the gross regulatory value of realistic liabilities. The balance is deducted from the accounting balance of unallocated surplus.

In determining accounting basis liabilities and unallocated surplus an adjustment is also required where the regulatory and accounting carrying values of assets and liabilities differ for altered measurement or recognition criteria. For the Group's UK with-profits funds the main additional item for which adjustment is necessary is the attributable share of deficit of the Group's UK defined benefit pension schemes, net of related tax.

The impact of the changes at 1 January 2005, on adoption of IFRS4, are shown in note G. At 30 June 2005, the unallocated surplus of GBP8.9 bn comprises GBP8.8 bn for the PAC with-profits funds and GBP0.1 bn for Asian subsidiaries. The GBP8.8 bn for the PAC with-profits fund represents:


                                                                           GBPbn

Estimated regulatory basis realistic surplus of the PAC with-profits       7.1
sub-fund and SAIF
Add back: Provision for future shareholder transfers                       3.0
                                                                       ---------
                                                                          10.1
Estimated value of non-participating business not explicitly              (0.8)
allocated to asset shares
Provision for share of deficit of UK defined benefit pension              (0.5)
schemes
                                                                       ---------
                                                                           8.8
                                                                       =========



The GBP0.1bn of unallocated surplus for Asia subsidiaries almost wholly relates to the Malaysian life business. Following local regulatory changes which affect the presentation of the balance sheet, unallocated surplus of the Singapore with-profits business is now amalgamated with policyholder liabilities.


J Dividend


The interim dividend of 5.3p per share will be paid on 28 October 2005 to shareholders on the register at the close of business on 19 August 2005. A scrip dividend alternative will be offered to Shareholders.


K         Shareholders' equity


                                      30 June       30 June        31 December
                                    2005 GBPm     2004 GBPm          2004 GBPm
------------------------------------------------------------------------------
Share capital                             119           101                119
Share premium                           1,561           553              1,558
Other reserves                          3,309         2,698              2,813
------------------------------------------------------------------------------
Total                                   4,989         3,352              4,490
------------------------------------------------------------------------------

L         Other borrowings

                                             30 June    30 June    31 December
                                           2005 GBPm  2004 GBPm      2004 GBPm
------------------------------------------------------------------------------
Operational borrowings attributable to
shareholder financed operations:
      Borrowings in respect of short-term      1,131      1,203          1,079
      fixed income securities programmes
      Non-recourse borrowings of investment    1,195      1,602          1,155
      subsidiaries managed by PPM America
      Borrowings in respect of banking         3,888      3,967          4,159
      operations
      Other borrowings                            30         28             28
------------------------------------------------------------------------------
Total                                          6,244      6,800          6,421
------------------------------------------------------------------------------
Borrowings attributable to with-profits funds
      Non-recourse borrowings of venture fund          695      950      1,107
      investment subsidiaries of the with-profits
      sub-fund of the PAC long-term fund
      Structural borrowings (subordinated debt of      100      100        100
      the Scottish Amicable Insurance Fund)
      Other borrowings (predominantly external         870      799        870
      funding of consolidated investment vehicles)
------------------------------------------------------------------------------
Total                                                1,665    1,849      2,077
------------------------------------------------------------------------------


M Tax charge


The total tax charge of GBP338m for the 2005 half year (2004 half year GBP387m) comprises GBP217m (GBP308m) UK tax and GBP121m (GBP79m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit linked policies and shareholders. The tax charge attributable to shareholders of GBP156m for the 2005 half year (2004 half year GBP138m) comprises GBP52m (GBP63m) UK tax and GBP104m (GBP75m) overseas tax.


N Acquisitions


In May 2005, Jackson National Life completed the purchase of Life Insurance Company of Georgia from ING Groep NV for GBP142m, subject to post-completion adjustments. There was no goodwill arising on the transaction.

SUPPLEMENTARY IFRS BASIS RESULTS


Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations


This information does not form part of the interim statutory IFRS basis financial statements.


The information shown for Half Year 2005 is based on the statutory IFRS basis results as shown in the Group's interim financial statements, and the basis of preparation and significant changes of accounting policies from those previously applied under UK GAAP, described therein. In particular, the Half Year 2005 results include the effects of adoption of the standards IAS32, IAS39 and IFRS4 for the Group's insurance and other operations from 1 January 2005. The 2004 comparative results in those statements are therefore prepared on an inconsistent basis.


The "Proforma IFRS basis" comparative results shown below for 2004, reflect the estimated effect on the Group's 2004 results if IAS32, IAS39, and IFRS4 had been applied from 1 January 2004 to the Group's insurance operations.


The main purpose of providing this proforma information is to present the operating results for the UK and Europe insurance business and short-term fluctuations in investment returns for Jackson National Life on a consistent basis. Under IAS39 and IFRS4, the assets and liabilities of certain unit linked and similar contracts of the UK and Europe insurance business are subject to re-measurement. For Jackson National Life (JNL) derivatives held for economic hedging purposes are fair valued under IAS39 with value movements recorded in the income statement giving rise to significant levels of volatility. In addition fixed income securities of JNL are fair valued with value movements taken directly to shareholder reserves through the Statement of Recognised Income and Expense.


                                    Based on    Proforma IFRS    Proforma IFRS
                              statutory IFRS    basis results    basis results
                               basis results
                                   Half Year        Half Year        Full Year
Summary results                    2005 GBPm        2004 GBPm        2004 GBPm
------------------------------------------------------------------------------
Operating profit from                    469              375              699
continuing operations based on
longer-term investment returns
before exceptional items (note
1)
Goodwill impairment charge               (95)               -                -
Short-term fluctuations in                94               65              293
investment returns (note 2)
Shareholders' share of                    (8)              48               (7)
actuarial gains and losses on
defined benefit pension
schemes
------------------------------------------------------------------------------
Profit from continuing                   460              488              985
operations before tax
attributable to shareholders
(including actual investment
returns)
Tax attributable to                     (156)            (170)            (290)
shareholders
------------------------------------------------------------------------------
Net income from continuing               304              318              695
operations
Discontinued operations (net of            1              (17)             (94)
tax)
------------------------------------------------------------------------------
Profit for the period                    305              301              601
------------------------------------------------------------------------------
Attributable to:
   Equity holders of the parent          300              294              602
   company
   Minority interest                       5                7               (1)
------------------------------------------------------------------------------
Profit for the period                    305              301              601
------------------------------------------------------------------------------
Earnings per share
Continuing operations
-----------------------
From operating profit, based on
longer-term investment returns
after tax and related minority
interest of GBP331m
(GBP254m, GBP481m)                      14.0p           12.2p            22.7p
Adjustment for goodwill                 (4.0)p              -                -
impairment charge
Adjustment from post-tax
longer-term investment returns
to post-tax actual investment
returns (after related minority          3.0p             1.0p             9.0p
interest)
Adjustment for post-tax                 (0.3)p            1.6p            (0.2)p
shareholders' share of
actuarial gains and losses on
defined benefit pension
schemes
------------------------------------------------------------------------------
Based on profit from continuing         12.7p            14.8p            31.5p
operations after minority
interest of GBP299m (GBP307m,
GBP669m)
------------------------------------------------------------------------------
Discontinued operations
-------------------------
Based on post-tax profit (loss)          0.0p            (0.6)p           (3.1)p
from discontinued operations
(after minority interest)
------------------------------------------------------------------------------
Based on profit for the period          12.7p            14.2p            28.4p
after minority interest
------------------------------------------------------------------------------



SUPPLEMENTARY IFRS BASIS RESULTS


Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations


This information does not form part of the interim statutory IFRS basis financial statements


                                                          Based on    Proforma IFRS    Proforma IFRS
                                                    statutory IFRS    basis results    basis results
                                                     basis results
                                                         Half Year        Half Year        Full Year
Statement of Recognised Income and Expense               2005 GBPm        2004 GBPm        2004 GBPm
----------------------------------------------------------------------------------------------------
Net income for the period after minority interest              300              294              602

Items taken directly to equity:

     Exchange movements                                        183              (37)            (191)
     Movement on cash flow hedges                               (7)               -                -
     Unrealised valuation movements on securities
     classified as available for sale:
        Gross change                                           (63)            (562)            (106)
        Related change to amortisation of deferred              14              265               74
        acquisition costs
     Related tax                                                48              113               23
----------------------------------------------------------------------------------------------------
Total recognised income for the period                         475               73              402
----------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
principles on adoption of IAS32, IAS39 and IFRS4,
net of applicable taxes, at 1 January 2005
     Statutory IFRS basis                                      236                -                -
     less: Proforma adjustment reflected in                   (261)               -                -
     adjusted shareholders' equity  at 1 January
     2005 (as reflected in statement of movement on
     shareholders' equity - see below) for impact
     of adoption of IAS32, IAS39 and IFRS4 for
     insurance operations
----------------------------------------------------------------------------------------------------
     Proforma IFRS basis (i.e. transitional                    (25)               -                -
     adjustment in respect of banking and other
     non-insurance operations)
----------------------------------------------------------------------------------------------------
                                                               450               73              402
Total recognised income and expenses
----------------------------------------------------------------------------------------------------

Reconciliation of movement on consolidated
shareholders' equity (excluding minority interest)
---------------------------------------------------

Total recognised income for the period (as above)              450               73              402
Proceeds from rights issue, net of expenses                      -                -            1,021
Other new share capital subscribed                              40               61              119
Dividends                                                     (253)            (214)            (323)
Reserve movements in respect of share based                      6                3               10
payments
Consideration paid for own shares:
     Consideration paid for own shares purchased in              0                0               (4)
     respect of share based payment plans
     Prudential plc shares purchased by unit trusts             (5)               0               14
     newly consolidated under IFRS
----------------------------------------------------------------------------------------------------
Net increase in shareholders' equity                           238              (77)           1,239
----------------------------------------------------------------------------------------------------

Shareholders' equity at beginning of period
---------------------------------------------
UK GAAP - as previously published                            4,281            3,240            3,240
Changes arising from adoption of statutory IFRS                209               56               56
----------------------------------------------------------------------------------------------------
Statutory IFRS basis                                         4,490            3,296            3,296
Proforma basis adjustments for estimated impact if             261              216              216
IAS32, IAS39, and IFRS4 had been adopted from 1
January 2004 for insurance operations
----------------------------------------------------------------------------------------------------
Proforma IFRS basis                                          4,751            3,512            3,512
----------------------------------------------------------------------------------------------------
Shareholders' equity at end of period                        4,989            3,435            4,751
----------------------------------------------------------------------------------------------------


SUPPLEMENTARY IFRS BASIS RESULTS

Additional IFRS basis information to enable consistent comparison of results for Prudential's insurance operations


This information does not form part of the interim statutory IFRS basis financial statements


NOTES ON THE SUPPLEMENTARY IFRS BASIS RESULTS


1 Operating profit from continuing operations based on longer-term investment returns before exceptional items



                                      Based on    Proforma IFRS  Proforma IFRS
                                statutory IFRS    basis results  basis results
                                 basis results
                                     Half Year        Half Year      Full Year
Results analysis by business         2005 GBPm        2004 GBPm      2004 GBPm
area
---------------------------------------------------------------------------------
UK and Europe Operations
UK and Europe Insurance                    187              153            296
Operations
M&G                                         83               79            136
Egg                                         13               33             61
---------------------------------------------------------------------------------
Total                                      283              265            493
---------------------------------------------------------------------------------
US Operations
Jackson National Life                      157              157            296
Broker dealer and fund                      18                9             15
management
Curian                                      (6)             (11)           (29)
---------------------------------------------------------------------------------
Total                                      169              155            282
---------------------------------------------------------------------------------
Asian Operations
Long-term business                         116               58            117
Fund management                              2               10             19
Development expenses                        (8)             (10)           (15)
---------------------------------------------------------------------------------
Total                                      110               58            121
---------------------------------------------------------------------------------
Other income and expenditure
Investment return and other                 45               16             44
income
Interest payable on core                   (84)             (74)          (154)
structural borrowings
Corporate expenditure:
   Group Head Office                       (36)             (23)           (51)
   Asia Regional Head Office               (14)             (18)           (29)
Charge for share based payments             (4)              (4)            (7)
for Prudential schemes
---------------------------------------------------------------------------------
Total                                      (93)            (103)          (197)
---------------------------------------------------------------------------------
Operating profit from                      469              375            699
continuing operations based on
longer-term investment returns
before exceptional items
---------------------------------------------------------------------------------


2             Short-term fluctuations in investment returns

                                       Based on    Proforma IFRS  Proforma IFRS
                                 statutory IFRS    basis results  basis results
                                  basis results
                                      Half Year        Half Year      Full Year
                                      2005 GBPm        2004 GBPm      2004 GBPm
---------------------------------------------------------------------------------
US Operations:
      Movement in market value               36               92            144
      of derivatives used for
      economic hedging
      purposes
      Actual less longer-term                24               13             61
      investment returns for
      other items
Asian Operations                             17              (42)            37
Other Operations                             17                2             51
---------------------------------------------------------------------------------
                                             94               65            293
---------------------------------------------------------------------------------


INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO PRUDENTIAL PLC, extracted from the Interim Report 2005

"Introduction


We have been engaged by the Company to review the financial information set out on page 16 and pages 21 to 34 prepared on an IFRS basis and the financial information set out on page 15 and pages 17 to 20 prepared on an achieved profits basis and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.


Directors' responsibilities


The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.


As disclosed in note A to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.


Review work performed


We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.


Review conclusion


On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


KPMG Audit Plc

Chartered Accountants

London


26 July 2005"


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 July 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations